TRIZETTO

2003 ANNUAL REPORT

Keeping Payers at the Center of the Healthcare Supply Chain

[illegible] primarily of national and regional health insurance plans, and benefits administrators that provide transaction services to self-insured employer groups.

We offer a broad portfolio of information technology products and services tailored to the needs of healthcare payers. By wielding information more effectively, payers can maintain a pivotal role in the healthcare supply chain and transform themselves to meet growing demand for efficiency and consumer-friendliness. Customers use our software, services and consulting to serve approximately 100 million people, or 40 percent of the U.S. insured population.



Outsourced Services
Specialized Software
Core Administration Software
Facets e²
extended enterprise
QicLink e²
extended enterprise
Connectivity
HealthWeb®
NetworX Pricer™
NetworX Modeler™
HIPAA Privacy
HIPAA Gateway
i² Information Intelligence Suite™
Care Management
Software Hosting & Management
Business Process Management
Optimization Consulting
Implementation Consulting

HEALTH PLAN 5.0

BENEFITS ADMINISTRATION 5.0


Payers
Employers
Consumers
Brokers
Providers

"To remain at the center of the healthcare supply chain, payers must begin transforming into information-driven enterprises, providing real-time information to improve financial and clinical decisions."

JANICE YOUNG, GARTNER

riZetto is a powerful source for software, services and consulting that healthcare payers can utilize to transform their businesses.

Lower capital consumption

Improved cost predictability

Quicker product introductions

Enhanced customer service for all constituents

Accelerated Business Transformation



Trends in the healthcare industry are requiring payers to transform themselves into more efficient, quality-focused and consumer-driven organizations. To help these health plans and benefits administrators accelerate the transformation of their businesses, TriZetto provides software, services and consulting, which can be combined into complete solutions.

Software

- *Enterprise administration software*
- *Specialized applications*
  - *Connectivity*
  - *Provider network management*
  - *Regulatory compliance*
  - *Business intelligence*
  - *Care management*

Services

- *Software hosting and management*
- *Business process management*
  - *Claims, billing, enrollment processing*
  - *Physician credentialing and verification*

Consulting

- *Strategy*
- *Implementation*
- *Optimization*

Software

TriZetto owns two of the industry's leading enterprise systems for health plans and benefits administrators. These core "engines" run our customers' entire operations, across all of their business functions. With 22 million lives in production, Facets® is used by some of the nation's largest health plans, including 40 percent of all Blue Cross and Blue Shield plans. QicLink™, our enterprise system for benefits administrators, has a 20-year track record of leadership in its market. In 2003, QicLink processed more than 87 million claims, or approximately 5 percent of all non-pharmacy claims in the U.S. TriZetto also offers specialized software to support specific business functions. These applications can be sold individually or deeply integrated with our enterprise software to yield even greater benefits. Any of our software can be licensed by customers or hosted in TriZetto's data centers.

"AMONG RESPONDEES TO GARTNER'S 2003 HEALTHCARE PAYER APPLICATIONS SURVEY, 80% OF PAYERS WITH MORE THAN ONE CORE SYSTEM REPORTED THAT THEY ARE LOOKING TO CONSOLIDATE INTO ONE." JANICE YOUNG, GARTNER

Enterprise Administration Software

Facets Extended Enterprise™ (Facets e²™)

Facets e² helps health plans meet today's business challenges as well as tomorrow's emerging market needs. It reduces administrative expenses through high levels of intelligence and workflow automation. Facets e² includes functionality to address the transaction and privacy requirements of the Health Insurance Portability and Accountability Act (HIPAA). Our latest version, which was upgraded in 2003, can transform a health plan into a consumer-directed leader by allowing rapid development and ongoing support of innovative products, and comprehensive self-service for members and other constituents. Facets e² supports multiple lines of business, allowing health plans to pursue growth opportunities, such as those stemming from the new Medicare legislation.

QicLink™ Extended Enterprise (QicLink™ e²)

QicLink automates and simplifies the claims payment process for benefits administrators. The system has earned a reputation for its ability to handle extremely large volumes of claims, quickly and efficiently. QicLink's flexibility is another key feature that was expanded in 2003, creating our latest version, QicLink Extended Enterprise. A benefits administrator's competitive advantage over traditional insurers is its ability to design highly customized benefit packages for employer groups. QicLink e² easily administers these complex and varied products, even those that include health reimbursement arrangements. The system also supports HIPAA compliance and can be fully integrated with an array of add-on components for billing, batch processing, reporting and other functions.

Specialized Software

NetworXModeler™ / NetworXPricer™

TriZetto's customers maintain large networks of doctors and hospitals. Our NetworX™ products make it easier to negotiate and manage these complex provider contracts. NetworXModeler replaces lengthy manual calculations with a predictive modeling tool that analyzes the financial impact of proposed provider rates and gives payers information to guide their negotiations. NetworXPricer automates the pricing of claims against existing provider contracts, a process that traditionally has been slow and error-prone. Using NetworXPricer, customers can reduce both medical and administrative costs by eliminating overpayments and manual procedures.

HealthWeb®

The HealthWeb e-business suite allows payers to conduct business over the Internet with their important constituents: consumers, physicians, employers and brokers. The results are higher customer satisfaction and lower administrative costs. Specific applications within the HealthWeb suite include: eQuote, which automates the process of selling new business through brokers, including generation of online quotes and proposals; eEnroll, which streamlines and improves accuracy of the enrollment process by allowing employers and members to enter and submit their own data over the Web; eBill, which allows health plans to invoice customers and process payments online, eliminating retroactive billing and late payments; and eService, which facilitates customer service via the Internet, allowing all constituents to conduct their own self-service, around the clock.

To help payers further accelerate the speed of their transformation, TriZetto offers outsourced services, which range from application hosting to transaction processing. By delegating important but resource-intensive functions to TriZetto, customers can focus on their core business. Outsourced services are delivered for a predictable monthly fee, which allows customers to turn a significant base of fixed costs into variable costs. Our outsourcing staff has a deep understanding of the business challenges and internal processes of health plans and benefits administrators. In addition, we know how to use technology to drive peak transaction throughput.

"ACCORDING TO RESPONDEES OF GARTNER'S HEALTHCARE PAYER I.T. STAFFING AND BUDGET SURVEY, THE USE OF APPLICATION SERVICE PROVIDERS HAS BEEN INCREASING; 38% OF RESPONDING PAYERS INDICATED THAT THEY HAD ASP ARRANGEMENTS IN 2002, UP FROM 31% IN 2001." JANICE YOUNG, GARTNER

Application Hosting & Management

As an alternative to licensing and managing software themselves, customers can pay a monthly subscription fee for TriZetto to host the applications in our state-of-the-art data centers. These centers provide a HIPAA-compliant environment with sophisticated access-controls, fire-detection and suppression systems, and data security measures. We can host a single application or multiple, pre-integrated solutions that are built around one of our enterprise systems – Facets or QicLink. For customers, the advantages of hosting include faster implementations, predictable monthly costs, ongoing technical support, and access to advanced information systems without having to make large, upfront capital investments. Service-level agreements minimize customer risk and ensure reliable performance.

Business Process Management

Business process management (BPM) – the outsourcing of business processes to an external vendor who can apply additional technology resources – is gaining momentum in the payer industry. Outsourcing frees our customers to focus more resources and attention on their core competencies, such as provider relationships and quality of care. By leveraging TriZetto's technology and scale, customers can improve efficiency and reduce the fixed costs associated with transaction processing. Our range of BPM services includes: claims, billing and enrollment processing; claims-overflow support; and specialized services such as provider credentialing and verification. BPM services are also backed by service-level agreements for turnaround times and processing accuracy.

Consulting

Founded by and staffed with people from both the health plan and benefits administration fields, TriZetto is known for its industry expertise. We provide a range of consulting services that payers can use to streamline information technology projects and accelerate business transformation. Our consultants help customers envision the future – with its opportunities and challenges – and chart a path to get there, using technology. TriZetto consultants also help customers take an objective look at their businesses today, and assess how people and processes can be deployed more efficiently. Through our consulting services, customers can hasten and maximize their return on investment in technology.

"SOFTWARE PLUS EXTERNAL SERVICES HAS AVERAGED 48% OF PAYERS' CAPITAL SPENDING OVER THE LAST 4 YEARS." JANICE YOUNG, GARTNER

Strategic Consulting

Our strategic consulting services help health plans identify and capitalize on emerging opportunities and stay ahead of the competition. We target business functions and issues that require an overarching strategy and coordination of people, workflows and technology. Strategic services include: HIPAA solutions, to help customers identify, resolve and monitor compliance gaps; business intelligence, to extract data from systems throughout the enterprise and turn it into useful information to support decision making; care and network management, to design and implement programs, supported by technology, that improve the health and well-being of members; and customer relationship management, to enhance customer service and relationships with key constituents.

Implementation Services

Installing large-scale enterprise applications requires specific expertise and, oftentimes, extra manpower. As the developer of Facets and QicLink, no one has more familiarity with TriZetto software than we do – or more experience implementing it. That's why we're best suited to conduct the installation of our systems. Our product and industry knowledge is infused at every step of an implementation, from system configuration and data conversion, to integration with existing systems, to testing and go-live planning, to training of end users. We also provide project management expertise and proven tools and methodologies to ensure a smooth transition.

Optimization Consulting

For our customers, change is constant. Whenever they introduce new products, add providers to their networks, or revise internal procedures in response to new government regulations or other business challenges, their information systems must change too. TriZetto's optimization services include: business rules configuration, to update systems in support of business changes and ensure that functionality is being fully utilized; business process engineering, to analyze and streamline workflows, automating processes as much as possible; and performance tuning and testing, to ensure that the system operates at desired speeds and throughputs. By periodically fine-tuning our customers' systems and processes, we help them reduce costs and enhance their return on investment in technology.



To Our Shareholders

Our payer customers are at the center of the healthcare industry's supply chain, directing much of the flow of services, information and funds among the participants. It's a rapidly changing market. Payers must continually evolve and create sophisticated, information-based products that can be wielded in a retail-like manner. TriZetto is a leading resource for software, technology services and expertise that payers can use to transform their businesses in an orderly, integrated way, while strengthening their position in the healthcare supply chain.

Despite many significant customer and business accomplishments, 2003 financial results did not meet our projections. We placed significant emphasis on big "home-run" deals throughout the organization, which position TriZetto with the legitimacy to compete for future large opportunities. However, a lack of focus on smaller "singles and doubles" software and consulting sales, kept us from fully achieving our goals. In the first quarter of 2004, we implemented a new compensation program that incents our sales and business unit teams to deliver both large and small contracts. We believe that by mid-2004, our revised program will help improve the predictability of our quarterly revenue and earnings results. We are also continuing work to complete two significant, fixed-fee hosting implementations, which are expected to release committed resources and begin generating monthly recurring revenues later this year.

Nevertheless, our revenue growth and good expense and capital cost control last year continued TriZetto's progress toward profitability, which we anticipate for 2004. Further, our significant progress against the three strategic initiatives that I highlighted in last year's letter gives me confidence in TriZetto's future and financial results for this year and beyond.

Expand TriZetto's leadership in the health plan market

The first strategic objective that I highlighted last year was to further expand our health plan market leadership. These customers continued to represent our largest market in 2003, generating 81 percent of total revenues. Software revenues from health plan customers increased 14 percent, consulting revenues grew 11 percent, and outsourced service revenues were about even with 2002, as new business on our own proprietary software platforms replaced contracts that we chose to exit for strategic reasons.

Our most notable software achievement for this market in 2003 was the September release of Facets Extended Enterprise, or Facets e^2. This significantly enhanced version of our enterprise administrative system incorporates many new features and capabilities that give health plans greater productivity and ease of use, lower costs, greater product options and enhanced service for all constituents. We expect that these capabilities will continue to generate new customer interest as well as demand for upgrades from our current clients.

Facets won five of the eight U.S. full system replacement deals we identified in 2003. With 58 customers and 22 million lives in production, Facets continues to have a leading market position.

Beyond the core system enhancements, we expanded our portfolio of specialized software with additional standalone products called NetworX*Pricer* and NetworX*Modeler*, as well as Facets add-on applications for workflow and consumer directed functionality. We also expanded our HealthWeb suite of e-business applications that streamline information flow and communication between health plans and the providers, brokers, members (consumers) and employers that they serve. These systems provide many additional "single and double" sales opportunities for 2004, and we have more products in our development pipeline.

A key part of our future growth is outsourced services, and in 2003 TriZetto gained significant traction in customer acceptance of software hosting and Facets-based business process management (BPM) services. From less than 2 million members at the end of 2002, total health plan customer hosting grew to more than 5 million members at the end of 2003, and the associated revenues grew 23 percent. Facets-based BPM service revenues tripled in 2003 to $9 million from new customers going live and existing clients that we moved from competitive platforms to Facets. We anticipate that hosting and BPM services can grow our base of recurring revenues over the next several years.

We also continued to drive industry thought-leadership in 2003. For example, our Health Plan 5.0 framework generated significant interest and discussion in the industry.

Invest in benefits administration leadership

The second objective that I identified last year was to invest additional resources to maintain TriZetto's leadership position in the benefits administration (BA) market. These customers generated 15 percent of 2003 revenues, up from 13 percent in 2002. Software revenues increased 26 percent, outsourced service revenues increased 34 percent and consulting revenues increased 13 percent.

QicLink Extended Enterprise, our core enterprise system for benefits administrators, was significantly upgraded in 2003 as well. These enhancements included fully automating claims processing across multiple healthcare reimbursement accounts and facilitating consumer tracking and management of their spending accounts online. QicLink's user interface was also improved to simplify training, boost productivity and enhance customer service. One of our BA customers already has 35 of its clients, comprising 11,000 lives, utilizing QicLink's new consumer-directed capabilities, and has praised its flexibility. With 175 customers and more than 11 million lives in production, QicLink has a leading position among benefits administrators.

Our hosting and BPM services also gained further traction in the BA market in 2003. Revenues from hosted benefits administrator clients increased 17 percent as a number of customers moved from software licenses to hosted QicLink. We nearly tripled the number of members for whom we are processing transactions, and BPM revenues from benefits administrators grew 73 percent year-over-year.

TriZetto also continued to drive thought-leadership in this part of the payer market last year. We hosted several events to discuss issues such as capitalizing on consumer-directed opportunities and to introduce our Benefits Administration 5.0 roadmap for the future of the industry. Despite some market consolidation, the BA market provided our strongest growth in 2003.

Financial Highlights

In millions, except per share amounts

Years ended December 31	***2003***	***2002***
Total revenues	**$ 290.3**	$ 265.2
Software license and maintenance	**$ 108.5**	$ 93.0
Outsourced services	**$ 98.2**	$ 98.3
Consulting and other	**$ 83.6**	$ 73.9
GAAP net loss per share	**($ 0.60)**	($ 3.28)
Average diluted shares outstanding	**46.2**	45.3
Cash provided by operating activities	**$ 16.7**	$ 26.9
Capital expenditures	**$ 27.7**	$ 28.4
Cash and cash equivalents	**$ 76.3**	$ 81.1
Total assets	**$ 233.3**	$ 238.0
Total debt	**$ 42.1**	$ 33.0
Stockholders' equity	**$ 113.5**	$ 137.4




Health Plans
$234
$45
Providers
$11
2003
Revenues by Customer

Streamline TriZetto's portfolio

The third strategy that I noted in last year's letter was to streamline our lines of business. In 2003, we continued to scale down our provider business, which accounted for 4 percent of revenues, shrinking by one-third from the prior year as we let a number of contracts expire. During our annual planning process in the fourth quarter of 2003, we determined that we will wind down this line entirely over the next several years.

Similarly, we have continued to wind down contracts for hosting of competitors' software systems as well as the delivery of BPM services on those platforms. While we will necessarily give up some revenue, and therefore revenue growth in the short-term, we are focusing our energies and resources on the business lines that provide the best strategic fit, future growth prospects and profitability.

2004 Focus: Execution

Our primary strategies for 2004 remain the same as in 2003. With confidence in our alignment with the evolving market and many good customer successes last year, we do not believe a change in strategic direction is needed. Rather, we are focusing on taking our strategies to the next level of execution.

First, execution means continuing TriZetto's leadership in industry innovation. We are investing time to develop and commercialize complementary new products and services in a number of areas, including business intelligence, enterprise connectivity and care management. In 2004, we will also consider more partnership opportunities to integrate other applications and services used by our customers into our expanding portfolio.

Execution also means continually increasing quality. This year we are enhancing our quality assurance processes for all customer offerings across software, services and consulting. Every operating group and department has been tasked with establishing consistent quality management and measurement processes.

The new compensation plan is just one of the activities we are undertaking to drive profitable sales growth. Throughout TriZetto, we are instilling a customer-focused culture to make sure that everything we do is based on market need and value, and that everyone helps our salespeople and account managers respond to customer opportunities.

Finally, financial execution is critical to assuring that we reach our profitability targets this year. While we expect some continuing variability in new business and revenue timing, we are involving more of the operating leadership team in managing the predictability of our business. We have raised expectations for every department to practice good cost control and keep expenses in line with revenues to achieve targeted margins.

In summary, 2003 was a year of significant accomplishments and business maturation on many fronts. As a direct result, our alignment with our customers – in understanding their needs and processes, in partnering with them to anticipate strategic challenges, and in being structured to help them respond – has never been better.

TriZetto has secured a unique position in the market as the only pure-play public company focused on payers' information technology needs. For most of our competitors, payers are just one of many markets; for TriZetto, they are our only market. We have built a robust portfolio of technology and services to help our customers strengthen their position at the center of the healthcare supply chain. We entered 2004 with high-value products and services, strong customer momentum and on solid financial footing. I am confident in our future and in delivering our first full profitable year in 2004.

Sincerely,

Jeffrey H. Margolis
Chairman of the Board
and Chief Executive Officer
April 1, 2004

SELECTED FINANCIAL DATA

The following selected consolidated financial data, except as noted herein, has been taken or derived from our audited consolidated financial statements and should be read in conjunction with the full consolidated financial statements included herein. We made acquisitions in 1999, 2000 and 2001, which affect comparability of all years.

	YEARS ENDED DECEMBER 31,				
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	1999	2000	2001	2002	2003
Consolidated statements of operations data:					
Revenue:					
Recurring revenue	$19,448	$ 61,811	$142,706	$ 159,178	$160,973
Non-recurring revenue	13,478	27,245	75,466	105,972	129,356
Total revenue	32,926	89,056	218,172	265,150	290,329
Cost of revenue:					
Recurring revenue	17,350	54,929	103,854	114,509	115,812
Non-recurring revenue	10,037	20,089	42,806	63,311	93,244
	27,387	75,018	146,660	177,820	209,056
Recurring revenue — loss on contracts [1]	—	—	—	—	11,271
Non-recurring revenue — loss on contracts [1]	—	—	—	—	3,680
	—	—	—	—	14,951
Total cost of revenue	27,387	75,018	146,660	177,820	224,007
Gross profit	5,539	14,038	71,512	87,330	66,322
Operating expenses:					
Research and development	2,394	8,463	16,402	21,911	24,823
Selling, general and administrative	9,366	34,144	51,938	53,966	52,138
Amortization of goodwill and other intangible assets [2]	783	18,622	69,076	28,027	10,908
Write-off of acquired in-process technology [3]	1,407	1,426	—	—	—
Restructuring and impairment charges [4]	—	—	12,140	651	3,769
Impairment of goodwill and other intangible assets [5]	—	—	—	131,019	—
Total operating expenses	13,950	62,655	149,556	235,574	91,638
Loss from operations	(8,411)	(48,617)	(78,044)	(148,244)	(25,316)
Interest income	527	1,394	2,048	1,609	970
Interest expense	(256)	(883)	(1,333)	(1,479)	(2,005)
Loss before benefit from (provision for) income taxes	(8,140)	(48,106)	(77,329)	(148,114)	(26,351)
Benefit from (provision for) income taxes	213	5,848	16,175	(250)	(1,124)
Net loss	$ (7,927)	$(42,258)	$ (61,154)	$(148,364)	$ (27,475)
Net loss per share:					
Basic and diluted	$ (0.85)	$ (1.80)	$ (1.53)	$ (3.28)	$ (0.60)
Shares used in computing net loss per share:					
Basic and diluted	9,376	23,444	40,094	45,256	46,170

	DECEMBER 31,				
(IN THOUSANDS)	1999	2000	2001	2002	2003
Consolidated balance sheet data:					
Cash, cash equivalents, restricted cash, and short-term investments	$24,806	$ 28,384	$ 84,633	$ 81,117	$ 76,347
Total assets	68,418	363,751	390,721	237,996	233,308
Total short-term debt and capital lease obligations	1,857	14,555	19,607	17,921	34,920
Total long-term debt and capital lease obligations	2,728	4,440	9,699	15,116	7,155
Total stockholders' equity	51,296	269,430	280,955	137,414	113,523

(1) During the fourth quarter of 2003 and as part of our business planning process for 2004, we decided to wind-down our outsourcing services to physician group customers. As a result of this decision, we estimated that the existing customer agreements from this business would generate a total of $11.3 million of losses through 2008, until the remaining terms of these agreements expire. This amount was charged to cost of revenue during the fourth quarter of 2003. Additionally, in December 2003, we negotiated a settlement regarding out-of-scope work related to one of our large fixed fee implementation projects. As a result of this settlement, we estimated that this project would generate a total of $3.7 million of losses until its completion, which is expected to occur in mid-2004. This amount was charged to cost of revenue in the fourth quarter of 2003.

(2) As of January 1, 2002, we adopted the rules set forth in Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001, which states that goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but, instead, will be subject to annual impairment tests. Effective January 1, 2002, goodwill, along with acquired workforce reclassified to goodwill in accordance with Statement 142, are no longer being amortized.

(3) In connection with our acquisitions in 1999 and 2000, we wrote off $1.4 million during each of 1999 and 2000 of the total purchase price attributable to acquired in-process technology as technological feasibility of the products had not been established.

(4) In December 2001, we initiated a number of restructuring actions focused on eliminating redundancies, streamlining operations and improving overall financial results. These initiatives included workforce reductions, office closures, discontinuation of certain business lines and related asset write-offs. In the fourth quarter of 2003, approximately $280,000 of restructuring expense was reversed related to the lease settlements for the facility closures in Naperville, Illinois and Westmont, Illinois, which were previously accrued for in fiscal year 2001. As a result of our decision in the fourth quarter of 2003 to wind-down our outsourcing services to physician groups and to discontinue our outsourcing services to certain non-Facets® payer customers, we estimated that our future net cash flows from the assets used in these businesses will not recover their net book value. Accordingly, a total charge of $4.0 million was taken as a restructuring and impairment charge in the fourth quarter of 2003, which represented the net book value of these assets. The assets will be written off in the first quarter of 2004. See Note 13 of Notes to Consolidated Financial Statements for an explanation of these restructuring initiatives.

(5) After the end of the fourth quarter of 2002, our market capitalization decreased to a level that required us to perform additional analyses under Statement 142 to quantify the amount of impairment to goodwill. This analysis resulted in an impairment charge to goodwill of $97.5 million as of December 31, 2002. The decrease in market capitalization was also an indicator that our other intangible assets might also be impaired as of December 31, 2002, and they were also tested for impairment in accordance with Financial Accounting Standards Board Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The analysis resulted in an additional impairment charge of $33.5 million.

OVERVIEW

We offer a broad portfolio of healthcare information technology products and services that can be provided individually or combined to create a comprehensive solution. Focused exclusively on healthcare, we offer: proprietary enterprise software, including Facets® and QicLink™; outsourced services, including software hosting, business process outsourcing, and IT outsourcing; and consulting services. We provide products and services for three healthcare markets: health plans (payers), benefits administrators and physician groups (providers). For the year ended December 31, 2003, these markets represented 81%, 15%, and 4% of our total revenue, respectively. As of December 31, 2003, we served approximately 433 customers.

We measure financial performance by monitoring backlog and bookings, recurring revenue and non-recurring revenue, gross profit, and net income (loss). Total revenue for 2003 were $290.3 million compared to $265.2 million in 2002. Recurring revenue for 2003 was $161.0 million compared to $159.2 million in 2002. Non-recurring revenue for 2003 was $129.4 million compared to $106.0 million in 2002. Bookings for 2003 were $232.0 million compared to $190.9 million in 2002. Backlog at December 31, 2003 was $496.2 million compared to $587.6 million at December 31, 2002. Gross profit was $66.3 million in 2003 compared to $87.3 in 2002. Net loss in 2003 was $27.5 million compared to a net loss of $148.4 million in 2002.

We generate recurring revenue from several sources, including the provision of outsourcing services, such as software hosting and other business services, and the sale of maintenance and support for our proprietary software products. We generate non-recurring revenue from the licensing of our software and from consulting fees for implementation, installation, configuration, business process engineering, data conversion, testing and training related to the use of our proprietary and third-party licensed products. Cost of revenue includes costs related to the products and services we provide to our customers and costs associated with the operation and maintenance of our customer connectivity centers. These costs include salaries and related expenses for consulting personnel, customer connectivity centers personnel, customer support personnel, application software license fees, amortization of capitalized software development costs, telecommunications costs and maintenance costs. Research and development ("R&D") expenses are salaries and related expenses associated with the development of software applications prior to establishing technological feasibility. Such expenses include compensation paid to engineering personnel and fees to outside contractors and consultants. Selling, general and administrative expenses consist primarily of salaries and related expenses for sales, sales commissions, account management, marketing, administrative, finance, legal, human resources and executive personnel, and fees for certain professional services.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of our financial statements. Those estimates are based on our experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, which are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements, and may potentially result in materially different results under different assumptions and conditions. We have identified the following as critical accounting policies to our company:

- Revenue recognition;
- Up-front fees;
- Allowance for doubtful accounts;
- Capitalization of software development costs;
- Loss on contracts;
- Restructuring and impairment charges; and
- Impairment of goodwill and other intangible assets.

This listing is not a comprehensive list of all of our accounting policies. For a detailed discussion on the application of these and other accounting policies, see Note 2 of Notes to Consolidated Financial Statements.

REVENUE RECOGNITION. We recognize revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, fees are fixed or determinable, collection is probable and all other significant obligations have been fulfilled. Our revenue is classified into two categories: recurring and non-recurring. For the year ended December 31, 2003, approximately 55% of our total revenue was recurring and 45% was non-recurring.

We generate recurring revenue from several sources, including the provision of outsourcing services, such as software hosting and other business services, and the sale of maintenance and support for our proprietary software products. Recurring revenue is billed and recognized monthly over the contract term, typically three to seven years. Many of our outsourcing agreements require us to maintain a certain level of operating performance. Recurring software maintenance revenue is typically based on one-year renewable contracts. Software maintenance and support revenues are recognized ratably over the contract period. Payment for software maintenance received in advance is recorded on the balance sheet as deferred revenue.

We generate non-recurring revenue from the licensing of our software. We follow the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition," as amended, AICPA Statements of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, and EITF Issue 00-21, "Multiple Element Arrangements." Software license revenue is recognized upon the execution of a license agreement, upon delivery of the software, when fees are fixed or determinable, when collectibility is probable and when all other significant obligations have been fulfilled. For software license agreements in which customer acceptance is a material condition of earning the license fees, revenue is not recognized until acceptance occurs. For arrangements containing multiple elements, such as software license fees, consulting services and maintenance, and where vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements, we account for the delivered elements in accordance with the "residual method." Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. For arrangements in which VSOE does not exist for each element, including specified upgrades, revenue is deferred and not recognized until delivery of the element without VSOE has occurred.

We generate non-recurring revenue from consulting fees for implementation, installation, configuration, business process engineering, data conversion, testing and training related to the use of our proprietary and third-party licensed products. We recognize revenues for these services as they are performed, if contracted on a time and materials basis, or using the percentage of completion method, if contracted on a fixed fee basis and when we can adequately estimate the cost of the consulting project. Percentage of completion is measured based on hours incurred to date compared to total estimated hours to complete. When we cannot reasonably estimate the cost to complete, we recognize revenue using the completed contract method until such time that the estimate to complete the consulting project can be reasonably estimated. We also generate non-recurring revenue from set-up fees, which are services, hardware, and software associated with preparing our customer connectivity center or a customer's data center in order to ready a specific customer for software hosting services. We recognize revenue for these services as they are performed using the percentage of completion basis and when we can reasonably estimate the cost of the set-up project. We recognize the revenue for the hardware and software included in these fees over the estimated useful life of the hardware or software, respectively. We also generate non-recurring revenue from certain one-time charges including certain contractual fees such as termination and change of control fees, and we recognize the revenue for these once the termination or change of control is guaranteed and collection is reasonably assured.

Effective July 1, 2003, we adopted Financial Accounting Standards Board Emerging Issues Task Force No. 01-14 ("EITF 01-14"), "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." ETIF 01-14 requires companies to recognize travel and other reimbursable expenses billed to customers as revenue. As a result of the adoption of EITF 01-14, total revenue and cost of revenue for the first and second quarters of 2003 include $900,000 and $1.2 million, respectively. Before the adoption of EITF 01-14, such reimbursable expenses are reflected as a reduction in cost of revenue. However, amounts prior to fiscal year 2003 were not significant. This change in accounting policy had no effect on our consolidated financial position, results of operations or cash flows.

UPFRONT FEES. We may pay certain up-front fees in connection with the establishment of our hosting and outsourcing services contracts. The costs are capitalized and amortized over the life of the contract as a reduction to revenue, provided that such amounts are recoverable from future revenue under the contract. If an up-front fee is not recoverable from future revenue, or it cannot be offset by contract cancellation penalties paid by the customer, the fee will be written off as an expense in the period it is deemed unrecoverable. Unamortized up-front fees as of December 31, 2003 were $986,000.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We maintain an allowance for doubtful accounts to reflect estimated losses resulting from the inability of customers to make required payments. We base this allowance on estimates after consideration of factors such as the composition of the accounts receivable aging and bad debt history and our evaluation of the financial condition of the customers. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional sales allowances and bad debt expense may be required. We typically do not require collateral. Historically, our estimates have been adequate to cover accounts receivable exposures.

CAPITALIZATION OF SOFTWARE DEVELOPMENT COSTS. Costs incurred internally in the development of our software products are expensed as incurred as R&D expenses until technological feasibility has been established, at which time any future production costs are capitalized and amortized to the cost of revenue based on current and future revenue over the remaining estimated economic life of the product. To the extent that amounts capitalized for R&D become impaired due to a decline in demand or the introduction of new technology, such amounts will be written-off.

LOSS ON CONTRACTS. During the fourth quarter of 2003 and as part of our business planning process for 2004, we decided to wind-down our outsourcing services to physician group customers. As a result of this decision, we estimated that the existing customer agreements from this business would generate a total of $11.3 million of losses through 2008, until the remaining terms of these agreements expire. This amount was charged to cost of revenue during the fourth quarter of 2003. Additionally, in December 2003, we negotiated a settlement regarding out-of-scope work related to one of our large fixed fee implementation projects. As a result of this settlement, we estimated that this project would generate a total of $3.7 million of losses until its completion, which is expected to occur in mid-2004. This amount was charged to cost of revenue in the fourth quarter of 2003. Anticipated losses on fixed price contracts are recognized in the period when they become known.

RESTRUCTURING AND IMPAIRMENT CHARGES. In December 2001, we initiated a number of restructuring actions focused on eliminating redundancies, streamlining operations and improving overall financial results. These initiatives included workforce reductions, office closures, discontinuation of certain business lines and related asset write-offs.

In December 2001, we announced a planned workforce reduction in Los Angeles, California; Novato, California; Baltimore, Maryland; Little Rock, Arkansas; Provo, Utah; Salt Lake City, Utah; Westmont, Illinois; Albany, New York; Glastonbury, Connecticut; and Trivandrum, India. Severance and other costs related to this workforce reduction totaled $1.7 million, of which $1.0 million was included in restructuring and impairment charges in 2001. Additional severance costs of $651,000 were charged to restructuring and impairment charges in 2002. Such workforce reductions have been completed as of the fourth quarter 2002.

Facility closures include the closure of the facilities in Novato, California; Birmingham, Alabama; Provo, Utah; Salt Lake City, Utah; Westmont, Illinois; Naperville, Illinois; Louisville, Kentucky; and Trivandrum, India. These closures have been completed as of the fourth quarter 2002.

The following table summarizes the activities in the Company's restructuring reserves (in thousands):

	COSTS FOR TERMINATED EMPLOYEES	FACILITY CLOSURES	TOTAL
Restructuring charges in 2001	$ 959	$ 2,419	$ 3,378
Restructuring charges in 2002	651	—	651
Restructuring charges in 2003	—	(280)	(280)
Cash payments in 2001	(91)	—	(91)
Cash payments in 2002	(1,519)	(1,037)	(2,556)
Cash payments in 2003	—	(917)	(917)
Accrued restructuring charges, December 31, 2003	$ —	$ 185	$ 185

In the fourth quarter of 2003, approximately $280,000 of restructuring expense was reversed related to the lease settlements for the facility closures in Naperville, Illinois and Westmont, Illinois, which were previously accrued for in the fiscal year 2001. The remaining accrued restructuring balance of $185,000 as of December 31, 2003, represents our future commitments related to our facility closures as noted above.

In addition to the workforce reductions and facility closures described above, we have discontinued certain business lines and have written off related assets. Specifically, we have discontinued certain website and software development activities and our hospital billing and accounts receivable business line and have written off the assets associated with these activities. We also wrote off assets in December 2001 associated with the closure of facilities. The following table summarizes our write-off of assets in December 2001 (in thousands):

	ACCOUNTS RECEIVABLE	PROPERTY AND EQUIPMENT, NET	GOODWILL	OTHER ASSETS	TOTAL
Discontinuation of certain business lines	$302	$ 933	$5,716	$1,389	$8,340
Office closures	—	422	—	—	422
Total	$302	$1,355	$5,716	$1,389	$8,762

As a result of our decision in the fourth quarter of 2004 to wind-down our outsourcing services to physician groups and to discontinue our outsourcing services to certain non-Facets® payer customers, we estimated that our future net cash flows from the assets used in these businesses will not recover their net book value. Accordingly, a total charge of $4.0 million was taken as a restructuring and impairment charge in the fourth quarter of 2003, which represented the net book value of these assets. The assets will be written off in the first quarter of 2004.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS. Under Financial Accounting Standards Board ("FASB") Statement No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"), goodwill and intangible assets deemed to have indefinite lives are subject to annual impairment tests using a two-step process prescribed in Statement 142. The first step looks for indicators of impairment. If indicators of impairment are revealed in the first step, then the second step is conducted to measure the amount of the impairment, if any. We adopted Statement 142 effective as of January 1, 2002 and performed our initial impairment test as of March 31, 2002. Our first test did not reveal any indicators of impairment as of March 31, 2002.

After the end of the fourth quarter of 2002, our market capitalization decreased to an amount below our book value prior to any impairment charges. As a result of this decrease, we concluded that sufficient indicators existed to warrant an analysis of whether any portion of our goodwill was impaired as of the fourth quarter of 2002. We engaged an independent valuation firm to perform a review of the value of our goodwill. Based on this independent valuation, which used a discounted cash flow valuation technique, we recognized an impairment charge of $97.5 million to our goodwill in the fourth quarter of 2002 net of a related deferred tax liability of $5.5 million. Additionally, we performed a review of the value of our property, plant and equipment, capitalized research and development costs and other intangible assets in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement No. 144"). Based on this review, we recognized an impairment charge of $33.5 million in the fourth quarter of 2002 related to certain intangible assets, as the value of the undiscounted cash flows expected to be generated by these assets over their useful lives did not exceed their carrying value as of December 31, 2002.

We performed our annual impairment test on March 31, 2003, and this test did not reveal any further indications of impairment.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretations No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 in fiscal 2003 did not have a material impact on our consolidated financial position, results of operations or cash flows.

REVENUE INFORMATION

Revenue by customer type and revenue mix for the years ended December 31, 2003, 2002, and 2001, respectively, is as follows (amounts in thousands):

YEARS ENDED DECEMBER 31,	2003		2002		2001	
REVENUE BY CUSTOMER TYPE:						
Payer	$234,244	81%	$213,273	81%	$160,211	73%
Benefits administration	45,140	15%	35,601	13%	41,543	19%
Provider	10,945	4%	16,276	6%	16,418	8%
TOTAL REVENUE	$290,329	100%	$265,150	100%	$218,172	100%
REVENUE MIX:						
Recurring revenue						
Outsourced business services	$ 98,193	61%	$ 98,299	62%	$ 98,295	69%
Software maintenance	62,780	39%	60,879	38%	44,411	31%
Recurring revenue total	160,973	100%	159,178	100%	142,706	100%
Non-recurring revenue						
Software license fees	45,688	35%	32,131	30%	33,740	45%
Consulting services	79,989	62%	73,841	70%	41,726	55%
Other non-recurring revenue	3,679	3%	—	—%	—	—%
Non-recurring revenue total	129,356	100%	105,972	100%	75,466	100%
TOTAL REVENUE	$290,329		$265,150		$218,172	

Our total backlog is defined as the revenue we expect to generate in future periods from existing customer contracts. Our 12-month backlog is defined as the revenue we expect to generate from existing customer contracts over the next 12 months. Most of the revenue in our backlog is derived from multi-year recurring revenue contracts (including software hosting, business process outsourcing, IT outsourcing, and software maintenance). We classify revenue from software license and consulting contracts as non-recurring. Such revenue is included in the backlog when the software license or consulting contract is more than 12 months long.

Backlog can change due to a number of factors, including unforeseen changes in implementation schedules, contract cancellations (subject to penalties paid by the customer), or customer financial difficulties. Unless we enter into new customer agreements that generate enough revenue to replace or exceed the revenue that is recognized in any given quarter, our backlog will decline. Our backlog at any date may not indicate demand for our products and services and may not reflect actual revenue for any period in the future.

Our 12-month and total backlog data are as follows (in thousands):

	12/31/03	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02	12/31/01
TWELVE-MONTH BACKLOG:									
Recurring revenue backlog	$158,100	$161,600	$160,000	$151,900	$149,400	$143,200	$143,900	$149,000	$148,700
Software backlog (non-recurring revenue)	11,900	12,900	22,700	25,600	28,400	41,400	44,900	26,000	25,900
Total	$170,000	$174,500	$182,700	$177,500	$177,800	$184,600	$188,800	$175,000	$174,600
TOTAL BACKLOG:									
Recurring revenue backlog	$483,600	$580,000	$586,200	$539,400	$548,000	$545,400	$565,700	$592,300	$590,000
Software backlog (non-recurring revenue)	12,600	14,100	27,700	35,400	39,600	47,800	70,400	37,300	33,400
TOTAL	$496,200	$594,100	$613,900	$574,800	$587,600	$593,200	$636,100	$629,600	$623,400

On July 9, 2003, Coventry Health Care, Inc. ("Coventry") announced its plan to acquire Altius Health Plans, Inc. ("Altius"), one of our outsourced services customers. On September 1, 2003, Coventry completed the acquisition. During 2003, our services agreement with Altius produced recurring revenue of $20.0 million. We recently received Altius' notice to terminate our services agreement effective May 31, 2004. Included in our twelve-month backlog and total backlog is recurring revenue of $10.4 million related to Altius.

Total bookings equal the total dollar value of revenue related to contracts signed in the quarter. Bookings can vary substantially from quarter to quarter, based on a number of factors, including the number and type of prospects in our pipeline, the length of time it takes a prospect to reach a decision and sign the contract, and the effectiveness of our sales force. Total bookings for each of the quarters are as follows (in thousands):

	12/31/03	9/30/03	6/30/03	3/31/03	12/31/02	9/30/02	6/30/02	3/31/02	12/31/01
TOTAL BOOKINGS	$48,800	$37,400	$83,600	$62,200	$60,700	$22,800	$74,100	$33,300	$144,500

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003
COMPARED TO THE YEAR ENDED DECEMBER 31, 2002.

REVENUE. Total revenue in 2003 increased $25.1 million, or 10%, to $290.3 million from $265.2 million in 2002. The increase primarily resulted from organic growth in software license sales, software maintenance, consulting services and other non-recurring revenue, offset by a decrease in outsourced business services.

Recurring revenue includes outsourced business services (primarily software hosting and business process outsourcing) and maintenance fees related to our software license contracts. Recurring revenue increased $1.8 million or 1%, to $161.0 million in 2003 from $159.2 million in 2002. This increase of $1.8 million consisted of an increase of $1.9 million in our software maintenance revenue, offset by a decrease of $106,000 of outsourced services revenue. The increase of $1.9 million was due to organic growth in our software maintenance revenue from our payer customers. The $106,000 net decrease was the result of: (i) a decrease in revenue from our non-Facets® payer customers totaling $1.1 million, (ii) a decrease in revenue from our physician group customers totaling $3.9 million, (iii) an increase in our benefits administration customers totaling $3.8 million, and (iv) $1.1 million increase in reimbursable out-of-pocket expenses.

Non-recurring revenue includes software license sales, consulting services and other non-recurring revenue, which includes certain contractual fees such as termination fees and change of control fees. Non-recurring revenue in 2003 increased $23.4 million, or 22%, to $129.4 million from $106.0 million in 2002. The increase of $23.4 million consisted of: (i) an organic increase of $13.6 million in software license revenue, of which $8.6 million related to our payer customers, and $5.0 million related to our benefits administration customers, (ii) an increase of $3.7 million in other non-recurring revenue, which includes termination fees of $1.5 million and $2.2 million of payments related to the change of control of Altius, and (iii) an increase of $6.1 million in our consulting services revenue. This $6.1 million increase in consulting services revenue consisted of: (a) $5.2 million increase in reimbursable out-of-pocket expenses, (b) a $1.0 million one-time adjustment of sales allowance which resulted from improved collections of aged receivables, and (c) a net decrease of $100,000 of consulting services, resulting from a $1.0 million increase in payer consulting services, a $700,000 increase in benefits administration consulting services, and a decrease of $1.8 million in physician group consulting services.

A significant portion of TriZetto's consulting resources were used to support two large fixed-fee implementation projects for two of our Facets® hosted customers during the year. We agreed to complete these two fixed-fee implementations to establish benchmark clients that could serve as industry examples for us. At each of these accounts, the "go-live" dates (the date on which our hosting services become operational) were delayed beyond the original schedule.

We are continuing to target larger health plan customers. This has given us the opportunity to sell additional services such as software hosting, business intelligence and business process outsourcing services. It also has improved the stability of our customer base. As the technology requirements of our customers become more sophisticated, our service offerings have become more complex. This has lengthened our sales cycles and made it more difficult for us to predict the timing of our software and services sales.

COST OF REVENUE. Cost of revenue in 2003 increased $46.2 million, or 26%, to $224.0 million from $177.8 million in 2002. Of the $46.2 million increase, $31.2 million related primarily to our data centers continuing to incur fixed costs associated with recurring revenue customers. During the fourth quarter of 2003 and as part of our business planning process for 2004, we decided to wind-down our outsourcing services to physician group customers. As a result of this decision, we estimated that the existing customer agreements from this business would generate a total of $11.3 million of losses through 2008, until the remaining terms of these agreements expire. This amount was charged to cost of goods sold during the fourth quarter of 2003. Additionally, in December 2003, we negotiated a settlement regarding out-of-scope work related to one of our large fixed fee implementation projects. As a result of this settlement, we estimated that this project would generate a total of $3.7 million of losses until its completion, which is expected to occur in mid-2004. This amount was charged to cost of goods sold in the fourth quarter of 2003. As a percentage of total revenue, cost of revenue approximated 77% in 2003 and 67% in 2002. Cost of revenue in 2003 and 2002 included approximately $557,000 and $1.2 million of amortization of deferred stock compensation, respectively.

The overall gross margin (revenue minus cost of revenue) decreased from 33% in 2002 to 23% in 2003. Several factors affect the gross margin, including the mix of recurring and non-recurring revenue and the utilization of our data centers. The decrease in the gross margin in 2003 was primarily the result of three issues: (i) the aforementioned loss of non-Facets® payer revenue and physician group revenue in late 2002 combined with the continued fixed costs associated with operating the data center, (ii) decreased profit margin in our consulting business, which was the direct result of certain fixed-fee engagements, and (iii) the loss on contract charges for our physician group business and one of our large fixed fee implementation projects.

RESEARCH AND DEVELOPMENT (R&D) EXPENSES. R&D expenses in 2003 increased $2.9 million, or 13%, to $24.8 million from $21.9 million in 2002. This increase was due primarily to increased spending related to the development of our proprietary software for the payer and benefits administration markets. Most of our R&D expense in 2003 was used to continue the development of Facets Extended Enterprise™, a substantial upgrade of our flagship software for health plans, which was released at the end of the third quarter of 2003. We also made several enhancements to QicLink™, a proprietary software for benefits administrators. As a percentage of total revenue, R&D expenses approximated 9% in 2003 and 8% in 2002. R&D expenses as a percentage of total R&D expenditures (which includes capitalized R&D expenses of $12.9 million in 2003 and $11.6 million in 2002) was 66% in 2003 and 65% in 2002. R&D expenses in 2003 and 2002 included approximately $212,000 and $237,000 of amortization of deferred stock compensation, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $1.9 million, or 3%, from $54.0 million in 2002 to $52.1 million in 2003. The decrease was the result of a $2.8 million adjustment to allowance for doubtful accounts, offset by increased costs of approximately $900,000 in providing corporate support due to the overall expansion of our business. The adjustment to allowance for doubtful accounts was the result of an initiative to improve collections of aged accounts receivables. As a percentage of total revenue, selling, general and administrative expenses approximated 18% in 2003 and 20% in 2002. Selling, general and administrative expenses in 2003 and 2002 included approximately $1.1 million and $1.5 million of amortization of deferred stock compensation, respectively.

AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS. Amortization of goodwill and intangible assets decreased $17.1 million, or 61%, from $28.0 million in 2002 to $10.9 million in 2003. The net decrease is the result of an impairment charge taken in December 2002. Future amortization expense relating to existing intangible assets is expected to be as follows (in thousands):

FOR THE YEARS ENDING DECEMBER 31,	
2004	$3,804
2005	2,221
2006	15
	$6,040

RESTRUCTURING AND IMPAIRMENT CHARGES. In December 2001, we initiated a restructuring focused on eliminating redundancies, streamlining operations and improving overall financial results. The restructuring included workforce reductions, office closures, discontinuation of certain business lines and related asset write-offs. The $651,000 restructuring charge in 2002 reflected severance costs related to planned workforce reductions. There were no restructuring charges in 2003 as this restructure was completed in 2002, however, approximately $280,000 of previous restructuring charges were reversed as a result of lease settlements related to facility closures. As a result of our decision in the fourth quarter of 2004 to wind-down our outsourcing services to physician groups and to discontinue our outsourcing services to certain non-Facets® payer customers, we estimated that our future net cash flows from the assets used in these businesses will not recover their net book value. Accordingly, a total charge of $4.0 million was taken as a restructuring and impairment charge in the fourth quarter of 2003, which represented the net book value of these assets. The assets will be written off in the first quarter of 2004.

INTEREST INCOME. Interest income decreased $639,000, or 40%, from $1.6 million in 2002 to $970,000 in 2003. The decrease is due to lower yields on investments in 2003 compared to 2002 as well as lower cash balances in 2003 compared to 2002.

INTEREST EXPENSE. Interest expense in 2003 increased $526,000, or 36%, to $2.0 million from $1.5 million in 2002. The increase in 2003 related primarily to the increase in the total principal amount outstanding on our term note and new capital lease obligations, offset by a decrease related to our revolving credit facility resulting from a decrease in the prime rate compared to 2002.

PROVISION FOR INCOME TAXES. Provision for income taxes was $1.1 million in 2003 compared to $250,000 in 2002. The increase in tax expense from the prior year is principally due to an increase in state incomes taxes in 2002.

YEAR ENDED DECEMBER 31, 2002
COMPARED TO THE YEAR ENDED DECEMBER 31, 2001.

REVENUE. Total revenue in 2002 increased $47.0 million, or 22%, to $265.2 million from $218.2 million in 2001. Of this increase, $4.3 million was due to the impact of a full year of operations of Infotrust Company ("Infotrust") in 2002; Infotrust was acquired in the second quarter of 2001. The remaining increase of $42.7 million primarily resulted from organic growth in our software maintenance and consulting services.

Recurring revenue in 2002 increased $16.5 million, or 12%, to $159.2 million from $142.7 million in 2001. The increase was from organic growth in our software maintenance revenue totaling $16.5 million, as well as $3.9 million additional revenue due to the impact of a full year of operations of Infotrust in 2002. These increases were offset by an approximately $3.9 million decrease in revenue from our outsourced business services resulting from the loss of several outsourced business services payer and provider customers. The provider customers were eliminated because they were unprofitable; the payer customers were lost because they were acquired or went out of business. Recurring revenue in 2002 includes $1.0 million from IMS Health Incorporated, a related party.

Non-recurring revenue in 2002 increased $30.5 million, or 40%, to $106.0 million from $75.5 million in 2001. Of this increase, $403,000 was due to the impact of a full year of operations of Infotrust in 2002. The remaining increase is the result of $31.7 million in increased consulting revenue, of which $16.0 million is related to software support services for UnitedHealth under a contract executed in April 2002, and $15.7 million is related to software implementation services primarily for our payer customers. These increases were offset by a decrease of $1.6 million in software license revenue.

COST OF REVENUE. Cost of revenue in 2002 increased $31.1 million, or 21%, to $177.8 million from $146.7 million in 2001. Of this increase, $2.8 million represented incremental costs associated with the impact of a full year of operations of Infotrust in 2002. The remaining increase of $28.3 million was primarily due to the costs incurred to support the overall expansion of our hosted and software maintenance services and the costs required to support the increase in consulting services. As a percentage of total revenue, cost of revenue approximated 67% in both 2002 and 2001.

Cost of recurring revenue in 2002 increased $10.6 million, or 10%, to $114.5 million from $103.9 million in 2001. Of this increase, $2.3 million represented incremental costs associated with the impact of a full year of operations of Infotrust in 2002. The remaining increase of $8.3 million was primarily due to the costs incurred to support our hosted and software maintenance services. As a percentage of recurring revenue, cost of recurring revenue approximated 72% in 2002 and 73% in 2001. Cost of recurring revenue in 2002 and 2001 includes approximately $635,000 and $682,000 of amortization of deferred stock compensation, respectively.

Cost of non-recurring revenue in 2002 increased $20.5 million, or 48%, to $63.3 million from $42.8 million in 2001. Of this increase, $508,000 was generated by the impact of a full year of operations of Infotrust in 2002. The remaining $20.0 million increase was the result of additional costs incurred to support the increase in software implementation services primarily for our payer customers, including $5.8 million in additional costs related to software support services for UnitedHealth under a contract executed in April 2002. As a percentage of non-recurring revenue, cost of non-recurring revenue approximated 60% in 2002 and 57% in 2001. Cost of non-recurring revenue in 2002 and 2001 includes approximately $590,000 and $553,000 of amortization of deferred stock compensation, respectively.

RESEARCH AND DEVELOPMENT (R&D) EXPENSES. R&D expenses in 2002 increased $5.5 million, or 34%, to $21.9 million from $16.4 million in 2001. This increase was due primarily to increased costs related to software development for the payer and benefits administration markets. As a percentage of total revenue, R&D expenses approximated 8% in both 2002 and 2001. R&D expenses as a percentage of total R&D expenditures (which includes capitalized R&D expenses of $11.6 million in 2002 and $5.0 million in 2001) was 65% in 2002 and 77% in 2001. R&D expenses in 2002 and 2001 includes approximately $237,000 and $222,000 of amortization of deferred stock compensation, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses in 2002 increased $2.1 million, or 4%, to $54.0 million from $51.9 million in 2001. Of this increase, $297,000 represented incremental costs associated with the impact of a full year of operations of Infotrust in 2002. The remaining increase of $1.8 million represented the expansion of our sales force and corporate support functions. As a percentage of total revenue, selling, general and administrative expenses approximated 20% in 2002 and 24% in 2001. Selling, general and administrative expenses in 2002 and 2001 includes approximately $1.5 million and $1.6 million of amortization of deferred stock compensation, respectively.

AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS. Amortization of goodwill and intangible assets in 2002 decreased $41.1 million, or 59%, to $28.0 million from $69.1 million in 2001. The net decrease is the result of our adoption of Statement 142 effective as of January 1, 2002, which requires that goodwill and intangible assets deemed to have indefinite lives no longer be amortized. Instead, such costs will be subject to annual impairment tests. The decrease is partially offset by a $2.2 million increase to amortization of intangible assets resulting from the purchase of certain assets from ChannelPoint, Inc. in April 2002 (See Liquidity and Capital Resources).

RESTRUCTURING AND IMPAIRMENT CHARGES. In December 2001, we initiated a restructuring focused on eliminating redundancies, streamlining operations and improving overall financial results. The restructuring included workforce reductions, office closures, discontinuation of certain business lines and related asset write-offs. The $651,000 restructuring charge in 2002 reflects severance costs related to planned workforce reductions.

IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS. After the end of the fourth quarter 2002, our market capitalization decreased to a value less than our book value. The decrease in market value was an indicator that our goodwill was impaired and we performed additional analyses under Statement 142 to quantify the amount of impairment to goodwill. This analysis resulted in a charge to earnings of $97.5 million. The decrease in market capitalization was an indicator that our identifiable intangibles might also be impaired and they were also tested for impairment in accordance with Statement 144. This analysis resulted in an additional impairment charge of $33.5 million.

INTEREST INCOME. Interest income in 2002 decreased $439,000, or 21%, to $1.6 million from $2.0 million in 2001. The decrease is due primarily to lower yields on investments in 2002 compared with 2001.

INTEREST EXPENSE. Interest expense in 2002 increased $146,000, or 11%, to $1.5 million from $1.3 million in 2001. The increase was primarily due to a full year of interest expense on our Secured Term Note, executed in September 2001, and increased capital lease obligations in late 2001 and all of 2002. These increases were offset by a decrease in interest expense related to our revolving credit facility due to a decrease in the prime rate during 2002 compared to 2001.

PROVISION FOR (BENEFIT FROM) INCOME TAXES. Provision for income taxes was $250,000 in 2002 compared to a benefit from income taxes of $16.2 million in 2001. The increase in tax expense from prior year is principally due to the write-off of impaired non-deductible goodwill and identified intangibles and the establishment of a valuation reserve against net deferred tax assets due to continued operating losses.

SELECTED QUARTERLY RESULTS OF OPERATIONS

This data has been derived from unaudited consolidated financial statements that, in the opinion of our management, include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the information when read in conjunction with our audited consolidated financial statements and the attached notes included herein. The operating results for any quarter are not necessarily indicative of the results for any future period. The following table sets forth certain unaudited consolidated statements of operations data for the eight quarters ended December 31, 2003 (in thousands, except per share data):

QUARTERS ENDED	3/31/02	6/30/02	9/30/02	12/31/02 (1)	3/31/03 (2)	6/30/03 (2)	9/30/03	12/31/03 (3)
Revenue:								
Recurring revenue	$39,784	$40,844	$40,291	$ 38,259	$39,293	$40,662	$40,496	$ 40,522
Non-recurring revenue	19,910	25,937	28,311	31,814	30,633	37,062	35,522	26,139
Total revenue	59,694	66,781	68,602	70,073	69,926	77,724	76,018	66,661
Cost of revenue:								
Recurring revenue	28,205	29,047	27,636	29,621	28,580	29,640	28,862	28,730
Non-recurring revenue	12,194	15,814	17,817	17,486	20,254	24,049	24,889	24,052
	40,399	44,861	45,453	47,107	48,834	53,689	53,751	52,782
Recurring revenue — loss on contracts	—	—	—	—	—	—	—	11,271
Non-recurring revenue — loss on contracts	—	—	—	—	—	—	—	3,680
	—	—	—	—	—	—	—	14,951
Total cost of revenue	40,399	44,861	45,453	47,107	48,834	53,689	53,751	67,733
Gross profit (loss)	19,295	21,920	23,149	22,966	21,092	24,035	22,267	(1,072)
Operating expenses:								
Research and development	5,431	5,577	5,432	5,471	5,922	6,286	6,334	6,281
Selling, general and administrative	13,264	14,252	13,748	12,702	14,002	15,253	11,172	11,711
Amortization of goodwill and other intangible assets	6,482	6,997	7,361	7,187	3,309	3,324	3,324	951
Restructuring and impairment charges	79	165	235	172	—	—	—	3,769
Impairment of goodwill and other intangible assets	—	—	—	131,019	—	—	—	—
Total operating expenses	25,256	26,991	26,776	156,551	23,233	24,863	20,830	22,712
(Loss) income from operations	(5,961)	(5,071)	(3,627)	(133,585)	(2,141)	(828)	1,437	(23,784)
Interest income	325	351	577	356	317	301	155	197
Interest expense	(368)	(340)	(383)	(388)	(545)	(487)	(483)	(490)
(Loss) income before benefit from (provision for) income taxes	(6,004)	(5,060)	(3,433)	(133,617)	(2,369)	(1,014)	1,109	(24,077)
Benefit from (provision for) income taxes	1,390	1,390	(54)	(2,976)	(300)	(345)	(479)	—
Net (loss) income	$ (4,614)	$ (3,670)	$ (3,487)	$(136,593)	$ (2,669)	$ (1,359)	$ 630	$(24,077)
Net (loss) income per share:								
Basic	$ (0.10)	$ (0.08)	$ (0.08)	$ (3.00)	$ (0.06)	$ (0.03)	$ 0.01	$ (0.52)
Basic	44,919	45,094	45,430	45,574	45,880	46,006	46,307	46,478
Diluted	$ (0.10)	$ (0.08)	$ (0.08)	$ (3.00)	$ (0.06)	$ (0.03)	$ 0.01	$ (0.52)
Diluted	44,919	45,094	45,430	45,574	45,880	46,006	47,955	46,478

(1) After the end of the fourth quarter of 2002, our market capitalization decreased to a level that required us to perform additional analyses under Statement 142 to quantify the amount of impairment to goodwill. This analysis resulted in a charge to goodwill of $97.5 million as of December 31, 2002. The decrease in market capitalization was also an indicator that our other intangible assets might also be impaired as of December 31, 2002 and they were also tested for impairment in accordance with Statement 144. The analyses resulted in an impairment charge of $33.5 million.

(2) Effective July 1, 2003, we adopted Financial Accounting Standards Board Emerging Issues Task Force No. 01-14 ("EITF 01-14"), "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." ETIF 01-14 requires companies to recognize travel and other reimbursable expenses billed to customers as revenue. As a result of the adoption of EITF 01-14, total revenue and cost of revenue for the first and second quarters of 2003 include $900,000 and $1.2 million, respectively. Before the adoption of EITF 01-14, such reimbursable expenses are reflected as a reduction in cost of revenue. However, amounts prior to fiscal year 2003 were not significant. This change in accounting policy had no effect on our consolidated financial position, results of operations or cash flows.

(3) During the fourth quarter of 2003 and as part of our business planning process for 2004, we decided to wind-down our outsourcing services to physician group customers. As a result of this decision, we estimated that the existing customer agreements from this business would generate a total of $11.3 million of losses through 2008, until the remaining terms of these agreements expire. This amount was charged to cost of revenue during the fourth quarter of 2003. Additionally, in December 2003, we negotiated a settlement regarding out-of-scope work related to one of our large fixed fee implementation projects. As a result of this settlement, we estimated that this project would generate a total of $3.7 million of losses until its completion, which is expected to occur in mid-2004. This amount was charged to cost of revenue in the fourth quarter of 2003.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations primarily through a combination of cash from operations, private financings, public offerings of our common stock and cash obtained from our acquisitions. As of December 31, 2003, we had cash, cash equivalents and short-term investments totaling $76.3 million, including $1.5 million in restricted cash.

Cash provided by operating activities in 2003 was $16.7 million. Net cash provided during this period resulted from net losses of $27.5 million and approximately $3.8 million in other net changes in operating assets and liability accounts, offset by approximately $48.0 million in non-cash charges such as depreciation and amortization, provision for doubtful accounts and sales returns, amortization of deferred stock compensation, amortization of intangibles, the issuance of stock in connection with prior acquisitions, the loss on sale of property and equipment, the loss on contracts, and loss on impairment of property and equipment and other assets. Cash provided by operating activities includes a $5.0 million reclass from restricted cash to cash as a result of the termination of a letter of credit related to the change of control at Altius, which occurred in the third quarter of 2003. At the beginning of each calendar year, we bill and collect certain annual software maintenance fees related to our proprietary software licenses. Although cash is collected early in the year, revenue on these contracts is recognized ratably over the year. This results in higher amounts of cash received in the first six months of the year and lower amounts of cash received in the last six months of the year. We currently have net operating loss carryforwards of $81.1 million, which will be applied against future taxable income.

Cash used in investing activities of $17.6 million in 2003 was primarily the result of our purchase of $13.5 million in property and equipment and software licenses, $12.9 million in capitalized research and development costs, and $550,000 for the purchase of intellectual property. These purchases were offset by the net sale of $9.3 million in short-term investments.

Cash provided by financing activities of $10.1 million in 2003 was primarily the result of $5.3 million of proceeds from capital leases, $2.2 million of proceeds from borrowings under our debt facility, $1.8 million of proceeds from the issuance of common stock related to employee exercises of stock options and employee purchases of common stock under our employee stock purchase plan, and net proceeds on our revolving credit facility of $14.5 million. These proceeds were reduced by payments made to reduce principal amounts under our equipment line of credit, notes payable and capital lease obligations of $8.0 million, payments of $5.6 million on our secured term note, and the repurchase of our common stock of $137,000.

In September 2000, we entered into a Loan and Security Agreement and Revolving Credit Note with a lending institution providing for a revolving credit facility in the maximum principal amount of $15.0 million. The revolving credit facility is secured by substantially all of our tangible and intangible property. In December 2002, the Loan and Security Agreement and Revolving Credit Note were further amended to provide for the maximum principal amount of $20.0 million and an expiration date of December 2004. Borrowings under the revolving credit facility are limited to and shall not exceed 85% of qualified accounts, as defined in the Loan and Security Agreement. We have the option to pay interest at prime plus 1% or a fixed rate per annum equal to LIBOR plus 3.25% payable in arrears on the first business day of each month. In addition, there is a monthly 0.0333% usage fee to the extent by which the maximum loan amount exceeds the average amount of the principal balance of the Revolving Loans during the preceding month. The usage fee is payable in arrears on the first business day of each successive calendar month. The revolving credit facility contains covenants to which we must adhere during the terms of the agreement. These covenants require us to maintain tangible net worth, as defined in the Loan and Security Agreement of at least $50.0 million, to generate recurring revenue and net earnings before interest, taxes, depreciation and amortization equal to at least 70% of the amount set forth in our operating plan, and to maintain a minimum cash balance of $35.0 million. In addition, these covenants prohibit us from paying any cash dividend, distributions and management fees as defined in the agreement and from incurring capital expenditures in excess of 120% of the amount set forth in our operating plan during any consecutive 6-month period. As of December 31, 2003, we had outstanding borrowing on the revolving credit facility of $20.0 million. As of December 31, 2003, we were in compliance with all of the covenants under the revolving credit facility, except for the covenant requiring us to maintain a minimum level of EBITDA for the fourth quarter of 2003 and the covenant limiting the amount of our capital expenditures for the 6-month period ended December 31, 2003. The lender has granted a full waiver of our failure to meet these covenants, and we expect to be in compliance going forward.

In September 2001, we executed a $6.0 million Secured Term Note facility with the same lending institution that is providing the revolving credit facility. The Secured Term Note is secured by substantially all of our tangible and intangible property. Monthly principal payments of $200,000 were due under the note on the first of each month. Additionally, the note bore interest at prime plus 1% and was payable monthly in arrears. In December 2002, the Secured Term Note was amended to increase the total principal amount to $15.0 million. We have the option to pay interest at prime plus 1% or a fixed rate per annum equal to LIBOR plus 3.25%, payable in arrears on the first business day of each quarter. As of December 31, 2003, we had outstanding borrowings on the Secured Term Note of $9.4 million. Quarterly payments of $1.875 million are due on the last day of each calendar quarter through September 2004. The note matures in December 2004, at which time the final payment of $3.75 million will be due. The Secured Term Note contains the same covenants set forth in the revolving credit facility documents. As of December 31, 2003, we were in compliance with all of the covenants under the Secured Term Note, except for the covenant requiring us to maintain a minimum level of EBITDA for the fourth quarter of 2003 and the covenant limiting the amount of our capital expenditures for the 6-month period ended December 31, 2003. The lender has granted a full waiver of our failure to meet these covenants, and we expect to be in compliance going forward.

In November 2001, we entered into an agreement with an equipment financing company for $3.1 million, specifically to finance the acquisition of certain equipment. Principal and interest is payable monthly and the note is due in November 2005. Interest accrues monthly at LIBOR rate plus 3.13%. As of December 31, 2003, there was a principal balance of approximately $2.4 million remaining on the note.

As of December 31, 2003, we have outstanding six unused standby letters of credit in the aggregate amount of $1.1 million which serve as security deposits for certain capital leases. We are required to maintain a cash balance equal to the outstanding letters of credit, which is classified as restricted cash on our balance sheet. In addition, approximately $385,000 is held in a money market account in accordance to a lease purchase transaction agreement entered into on March 22, 2001, whereby lease receivables were sold to a leasing company. As a result of this transaction, we were required to establish a credit reserve of 25% of the lease transaction purchase price in a special deposit account. The funds are being held as collateral until all payments on these lease receivables are paid in full to the leasing company. This amount is also classified as restricted cash on our balance sheet.

The following tables summarizes our contractual obligations and other commercial commitments (in thousands):

		PAYMENTS (INCLUDING INTEREST) DUE BY PERIOD			
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Long term debt	$11,880	$ 9,742	$ 2,138	$ —	$ —
Capital lease obligations	10,195	5,178	5,017	—	—
Operating leases	51,235	10,545	16,565	10,905	13,220
Total contractual obligations	$73,310	$25,465	$23,720	$10,905	$13,220

		AMOUNT OF COMMITMENT EXPIRATION PER PERIOD			
OTHER COMMERCIAL COMMITMENTS	TOTAL AMOUNTS COMMITTED	LESS THAN 1 YEAR	2-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Lines of credit	$20,000	$20,000	$ —	$ —	$ —
Standby letters of credit	1,093	803	290	—	—
Credit reserve	385	385	—	—	—
Total other commercial commitments	$21,478	$21,188	$ 290	$ —	$ —

Based on our current operating plan, we believe existing cash, cash equivalents and short-term investments balances, cash forecasted by management to be generated by operations and borrowings from existing credit facilities will be sufficient to meet our working capital and capital requirements for at least the next twelve months. However, if events or circumstances occur such that we do not meet our operating plan as expected, we may be required to seek additional capital and/or reduce certain discretionary spending, which could have a material adverse effect on our ability to achieve our business objectives. We may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk associated with adverse changes in financial and commodity market prices and rates could impact our financial position, operating results or cash flows. We are exposed to market risk due to changes in interest rates such as prime rate and LIBOR. This exposure is directly related to our normal operating and funding activities. Historically, and as of December 31, 2003, we have not used derivative instruments or engaged in hedging activities.

The interest rate on our $20.0 million revolving credit facility is prime plus 1.0% or a fixed rate per annum equal to LIBOR plus 3.25% at the Borrower's option, and is payable monthly in arrears. The revolving credit facility expires in December 2004. As of December 31, 2003, we had outstanding borrowings on the revolving line of credit of $20.0 million.

In December 2002, our Secured Term Note facility was amended to increase the total amount from $6.0 million to $15.0 million. The note bears interest at prime plus 1% or a fixed rate per annum equal to LIBOR plus 3.25% at the Borrower's option, and is payable quarterly in arrears. The note expires in December 2004. As of December 31, 2003 we had outstanding borrowings on the Secured Term Note of $9.4 million.

In November 2001, we entered into an agreement with an equipment financing company for $3.1 million, specifically to finance certain equipment. Principal and interest is payable monthly and the note is due in November 2005. Interest accrues monthly at LIBOR rate plus 3.13%. As of December 31, 2003, we had outstanding borrowings of $2.4 million.

Changes in interest rates have no impact on our other debt as all of our other notes have fixed interest rates between 4% and 8%.

We manage interest rate risk by investing excess funds in cash equivalents and short-term investments bearing variable interest rates, which are tied to various market indices. As a result, we do not believe that near-term changes in interest rates will result in a material effect on our future earnings, fair values or cash flows.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF THE TRIZETTO GROUP, INC.

We have audited the accompanying consolidated balance sheets of The TriZetto Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The TriZetto Group, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets."

ERNST & YOUNG LLP

Orange County, California
February 3, 2004

CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS)

DECEMBER 31,	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 56,026	$ 46,833
Short-term investments	18,843	28,191
Restricted cash	1,478	6,093
Accounts receivable, less allowances of $4,932 and $8,448, respectively	37,349	32,847
Prepaid expenses and other current assets	7,015	8,550
Income tax receivable	577	961
Total current assets	121,288	123,475
Property and equipment, net	41,124	42,307
Capitalized software development costs, net	25,479	16,021
Goodwill	37,579	37,579
Other intangible assets, net	6,040	16,398
Other assets	1,798	2,216
Total assets	$233,308	$237,996
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 9,742	$ 7,937
Equipment lease and revolving lines of credit	20,000	5,655
Capital lease obligations	5,178	4,329
Accounts payable	11,483	10,757
Accrued liabilities	33,379	30,774
Deferred revenue	23,422	21,692
Total current liabilities	103,204	81,144
Long-term notes payable	2,138	9,990
Other long-term liabilities	8,594	1,269
Capital lease obligations	5,017	5,126
Deferred revenue	832	3,053
Total liabilities	119,785	100,582
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Preferred stock: $0.001 par value; shares authorized: 4,000 (5,000 authorized net of 1,000 designated as Series A Junior Participating Preferred); shares issued and outstanding: zero in 2003 and 2002	—	—
Series A Junior Participating Preferred Stock: $0.001 par value; shares authorized: 1,000; shares issued and outstanding: zero in 2003 and 2002	—	—
Common stock: $0.001 par value; shares authorized: 95,000; shares issued and outstanding: 46,870 in 2003 and 46,034 in 2002	47	46
Additional paid-in capital	402,702	400,573
Deferred stock compensation	(863)	(2,317)
Accumulated deficit	(288,363)	(260,888)
Total stockholders' equity	113,523	137,414
Total liabilities and stockholders' equity	$233,308	$237,996

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Revenue:			
Recurring revenue	$160,973	$ 159,178	$142,706
Non-recurring revenue	129,356	105,972	75,466
Total revenue	290,329	265,150	218,172
Cost of revenue:			
Recurring revenue [1]	115,812	114,509	103,854
Non-recurring revenue [2]	93,244	63,311	42,806
	209,056	177,820	146,660
Recurring revenue — loss on contracts	11,271	—	—
Non-recurring revenue — loss on contracts	3,680	—	—
	14,951	—	—
Total cost of revenue	224,007	177,820	146,660
Gross profit	66,322	87,330	71,512
Research and development [3]	24,823	21,911	16,402
Selling, general and administrative [4]	52,138	53,966	51,938
Amortization of goodwill and other intangible assets	10,908	28,027	69,076
Restructuring and impairment charges	3,769	651	12,140
Impairment of goodwill and other intangible assets	—	131,019	—
Total operating expenses	91,638	235,574	149,556
Loss from operations	(25,316)	(148,244)	(78,044)
Interest income	970	1,609	2,048
Interest expense	(2,005)	(1,479)	(1,333)
Loss before (provision for) benefit from income taxes	(26,351)	(148,114)	(77,329)
(Provision for) benefit from income taxes	(1,124)	(250)	16,175
Net loss	$ (27,475)	$(148,364)	$ (61,154)
Net loss per share:			
Basic and diluted	$ (0.60)	$ (3.28)	$ (1.53)
Shares used in computing net loss per share:			
Basic and diluted	46,170	45,256	40,094

See accompanying notes.

(1) Cost of recurring revenue for the years ended December 31, 2003, 2002, and 2001, includes $476,000, $635,000 and $682,000 of amortization of deferred stock compensation, respectively.

(2) Cost of non-recurring revenue for the years ended December 31, 2003, 2002, and 2001, includes $81,000, $590,000, and $553,000 of amortization of deferred stock compensation, respectively.

(3) Research and development for the years ended December 31, 2003, 2002, and 2001, includes $212,000, $237,000, and $222,000 of amortization of deferred stock compensation, respectively.

(4) Selling, general and administrative for the years ended December 31, 2003, 2002, and 2001, includes $1.1 million, $1.5 million, and $1.6 million of amortization of deferred stock compensation, respectively.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
Net loss	$(27,475)	$(148,364)	$(61,154)
Other comprehensive loss:			
Foreign currency translation loss	—	—	(8)
Comprehensive loss	$(27,475)	$(148,364)	$(61,162)

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	NOTES RECEIVABLE FROM STOCK-HOLDERS	DEFERRED STOCK COMPEN-SATION	ACCUMULATED OTHER COMPRE-HENSIVE INCOME	ACCUMULATED DEFICIT	TOTAL STOCK-HOLDERS' EQUITY
	SHARES	AMOUNT						
Balance, December 31, 2000	36,597	$35	$330,061	$(41)	$(9,263)	$ 8	$ (51,370)	$ 269,430
Issuance of common stock for Healthcare Media Enterprises, Inc.	56	—	(57)	—	—	—	—	(57)
Issuance of common stock for Resource Information Management Systems, Inc.	647	1	(1)	—	—	—	—	—
Issuance of common stock to purchase Infotrust Company	923	1	12,889	—	—	—	—	12,890
Issuance of common stock related to secondary offering, net of offering costs of $800	6,348	7	54,828	—	—	—	—	54,835
Deferred stock compensation related to stock grants	48	—	(1,966)	—	1,966	—	—	—
Amortization of deferred stock compensation	—	—	—	—	3,032	—	—	3,032
Exercise of common stock options	510	1	653	—	—	—	—	654
Employee purchase of common stock	170	—	1,333	—	—	—	—	1,333
Foreign currency translation loss	—	—	—	—	—	(8)	—	(8)
Net loss	—	—	—	—	—	—	(61,154)	(61,154)
Balance, December 31, 2001	45,299	45	397,740	(41)	(4,265)	—	(112,524)	280,955
Issuance of common stock for Infotrust Company	66	—	—	—	—	—	—	—
Deferred stock compensation related to stock grants	90	—	1,005	—	(1,005)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	2,953	—	—	2,953
Exercise of common stock options	323	1	264	—	—	—	—	265
Employee purchase of common stock	256	—	1,564	—	—	—	—	1,564
Write-off of uncollectible notes receivable	—	—	—	41	—	—	—	41
Net loss	—	—	—	—	—	—	(148,364)	(148,364)
Balance, December 31, 2002	46,034	46	400,573	—	(2,317)	—	(260,888)	137,414
Issuance of common stock in connection with prior acquisitions	85	—	37	—	—	—	—	37
Deferred stock compensation related to stock grants	100	—	385	—	(385)	—	—	—
Amortization of deferred stock compensation	—	—	—	—	1,839	—	—	1,839
Exercise of common stock options	406	1	482	—	—	—	—	483
Employee purchase of common stock	270	—	1,362	—	—	—	—	1,362
Repurchase of common stock	(25)	—	(137)	—	—	—	—	(137)
Net loss	—	—	—	—	—	—	(27,475)	(27,475)
	46,870	$47	$402,702	$—	$ (863)	$—	$(288,363)	$ 113,523

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(27,475)	$(148,364)	$(61,154)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Provision for doubtful accounts and sales allowance	(1,938)	3,638	5,918
Issuance of stock in connection with a prior acquisitions	37	—	—
Amortization of deferred stock compensation	1,839	2,953	3,032
Amortization of deferred stock warrants	—	—	241
Forgiveness of notes receivable	—	68	30
Deferred tax benefit	—	(647)	(16,371)
Loss on disposal of property and equipment	19	16	1,312
Depreciation and amortization	18,407	12,794	8,771
Amortization of goodwill and other intangible assets	10,908	28,027	69,076
Loss on contracts	14,951	—	—
Loss on impairment of property and equipment and other assets	3,769	—	1,389
Impairment of goodwill and other intangible assets	—	131,019	5,716
Changes in assets and liabilities (net of acquisitions):			
Restricted cash	4,615	(3,860)	(733)
Accounts receivable	(2,564)	(4,565)	(17,531)
Prepaid expenses and other current assets	1,528	(2,946)	(217)
Income tax receivable	384	(886)	—
Notes receivable	61	207	1,929
Accounts payable	726	2,648	(1,501)
Accrued liabilities	(8,437)	7,875	5,586
Deferred revenue	(491)	(8,352)	14,253
Other assets	366	7,244	(8,520)
Net cash provided by operating activities	16,705	26,869	11,226
CASH FLOWS FROM INVESTING ACTIVITIES:			
Sale (purchase) of short-term investments, net	9,348	(13,132)	(12,040)
Purchases of property and equipment and software licenses	(13,522)	(17,081)	(12,736)
Capitalization of software development costs	(12,916)	(11,622)	(5,027)
Purchase of intangible assets	(550)	(8,568)	(241)
Acquisitions, net of cash acquired	—	—	846
Payment of acquisition-related costs	—	(1,026)	(2,542)
Net cash used in investing activities	(17,640)	(51,429)	(31,740)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock, net	—	—	54,835
Proceeds from (repayment of) revolving line of credit, net	14,500	(7,644)	1,706
Proceeds from debt financing	2,215	—	3,120
Payments on notes payable	(2,637)	(3,022)	(1,020)
Proceeds from term note	—	15,000	6,000
Payments on term note	(5,625)	(5,400)	(600)
Payments on equipment line of credit	(155)	(717)	(651)
Proceeds from capital leases	5,327	7,752	854
Payments on capital leases	(5,205)	(3,745)	(2,233)
Repurchase of common stock	(137)	—	—
Employee exercises of stock options and purchase of common stock	1,845	1,828	1,987
Net cash provided by financing activities	10,128	4,052	63,998
Net increase (decrease) in cash and cash equivalents	9,193	(20,508)	43,484
Effect of exchange rate changes on cash and cash equivalents	—	—	(8)
Cash and cash equivalents at beginning of year	46,833	67,341	23,865
Cash and cash equivalents at end of year	$ 56,026	$ 46,833	$ 67,341

See accompanying notes.

1. FORMATION AND BUSINESS OF THE COMPANY

The TriZetto Group, Inc. (the "Company"), was incorporated in the state of Delaware on May 27, 1997. The Company is a provider of remotely hosted software applications, both third-party packaged and proprietary software, and related services used primarily in the healthcare industry. The Company also develops and supports software products for the healthcare industry. Additionally, the Company offers an Internet browser application that serves as a portal for the exchange of healthcare information and services over the Internet. The Company provides access to its hosted solutions either through the Internet or through traditional networks. The Company markets and sells its software and services to customers primarily in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

LIQUIDITY AND CAPITAL RESOURCES

The Company has incurred net losses of $27.5 million, $148.4 million, and $61.2 million for the years ended December 31, 2003, 2002, and 2001, respectively, and has an accumulated deficit of $288.4 million at December 31, 2003. The Company has generated cash from operating activities of $16.7 million, $26.9 million and $11.2 million for the years ended December 31, 2003, 2002, and 2001, respectively. The Company has total cash and cash equivalents, short-term investments, and restricted cash of $76.3 million and net working capital of $18.1 million at December 31, 2003. Based on the Company's current operating plan, management believes existing cash, cash equivalents and short-term investments balances, cash forecasted by management to be generated by operations and borrowings from existing credit facilities will be sufficient to meet the Company's working capital and capital requirements for at least the next twelve months. However, if events or circumstances occur such that the Company does not meet its operating plan as expected, the Company may be required to seek additional capital and/or to reduce certain discretionary spending, which could have a material adverse effect on the Company's ability to achieve its intended business objectives. The Company may seek additional financing, which may include debt and/or equity financing or funding through third party agreements. There can be no assurance that any additional financing will be available on acceptable terms, if at all. Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited in demand and money market accounts in three financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company's accounts receivable are derived from revenue earned from customers primarily located in the United States. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of individual accounts.

Revenues or accounts receivable balances from any one customer does not exceed 10% of total revenue and total accounts receivable balances for the years ended December 31, 2003, 2002 or 2001, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its debt obligations approximates fair value.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include money market funds, commercial paper and various deposit accounts.

SHORT-TERM INVESTMENTS

Short-term investments include money market funds, commercial paper, and various deposit accounts. The Company has the ability to convert these investments to cash upon notice.

RESTRICTED CASH

Restricted cash consists of $1.5 million in money market funds primarily against letters of credits issued for certain capital leases.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives: computer equipment, equipment and software are depreciated over three to twenty years, and furniture and fixtures are depreciated over seven years. Leasehold improvements are amortized over their estimated useful lives or the lease term, if shorter. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

GOODWILL

Under Financial Accounting Standards Board ("FASB") Statement Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets," respectively, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but, instead, are tested annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value. Effective as of January 1, 2002, the Company adopted these standards.

Net loss and net loss per share for the years ended December 31, 2003, 2002 and 2001, adjusted to exclude goodwill amortization, was as follows (in thousands, expect per share data):

YEARS ENDED DECEMBER 31,	2003	2002	2001
Reported net loss	$(27,475)	$(148,364)	$(61,154)
Add back amortization of goodwill and acquired workforce previously classified as an intangible asset	—	—	43,227
Adjusted net loss	$(27,475)	$(148,364)	$(17,927)
Basic and diluted net loss per share:			
As reported	$ (0.60)	$ (3.28)	$ (1.53)
As adjusted	$ (0.60)	$ (3.28)	$ (0.45)

LONG-LIVED ASSETS, INCLUDING OTHER INTANGIBLE ASSETS

Other intangible assets arising from the Company's acquisitions consist of customer lists, core technology, consulting contracts, tradenames and intellectual property, which are being amortized on a straight-line basis over their estimated useful lives of two to five years. Software technology rights are being amortized on a straight-line basis over the lesser of the contract term or five years. Long-lived assets and other intangible assets are reviewed for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable in accordance with FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability is measured by comparison of the asset's carrying amount to future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset. The discount rate applied to these cash flows is based on a discount rate commensurate with the risks involved.

REVENUE RECOGNITION

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service has been delivered, fees are fixed and determinable, collection is probable and all other significant obligations have been fulfilled. The Company's revenue is classified into two categories: recurring and non-recurring. For the year ended December 31, 2003, approximately 55% of the Company's total revenue was recurring and 45% was non-recurring.

The Company generates recurring revenue from several sources, including the provision of outsourcing services, such as software hosting and other business services, and the sale of maintenance and support for its proprietary software products. Recurring revenue is billed and recognized monthly over the contract term, typically three to seven years. Many of the Company's outsourcing agreements require it to maintain a certain level of operating performance. Recurring software maintenance revenue is typically based on one-year renewable contracts. Software maintenance and support revenues are recognized ratably over the contract period. Payment for software maintenance received in advance is recorded on the balance sheet as deferred revenue.

The Company generates non-recurring revenue from the licensing of its software. The Company follows the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition," as amended, AICPA Statements of Position ("SOP") 97-2, "Software Revenue Recognition," as amended, and EITF Issue 00-21, "Multiple Element Arrangements." Software license revenue is recognized upon the execution of a license agreement, upon delivery of the software, when fees are fixed or determinable, when collectibility is probable and when all other significant obligations have been fulfilled. For software license agreements in which customer acceptance is a material condition of earning the license fees, revenue is not recognized until acceptance occurs. For arrangements containing multiple elements, such as software license fees, consulting services and maintenance, and where vendor-specific objective evidence ("VSOE") of fair value exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the "residual method." Under the residual method, the arrangement fee is recognized as follows: (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with the relevant sections of SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. For arrangements in which VSOE does not exist for each element, including specified upgrades, revenue is deferred and not recognized until delivery of the element without VSOE has occurred.

The Company generates non-recurring revenue from consulting fees for implementation, installation, configuration, business process engineering, data conversion, testing and training related to the use of its proprietary and third-party licensed products. The Company recognizes revenues for these services as they are performed, if contracted on a time and material basis, or using the percentage of completion method, if contracted on a fixed fee basis and when the Company can adequately estimate the cost of the consulting project. Percentage of completion is measured based on hours incurred to date compared to total estimated hours to complete. When the Company cannot reasonably estimate the cost to complete, revenue is recognized using the completed contract method until such time that the estimate to complete the consulting project can be reasonably estimated. The Company also generates non-recurring revenue from set-up fees, which are services, hardware, and software associated with preparing a customer's connectivity center or a customer's data center in order to ready a specific customer for software hosting services. The Company recognizes revenue for these services as they are performed using the percentage of completion basis and when the Company can reasonably estimate the cost of the set-up project. The Company recognizes the revenue for the hardware and software included in these fees over the estimated useful life of the hardware or software, respectively. The Company also generates other non-recurring revenue, which includes certain contractual fees such as termination and change of control fees, and recognizes the revenue for these once the termination or change of control takes place and collection is reasonably assured.

RESEARCH AND DEVELOPMENT EXPENSE AND CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Research and development ("R&D") expenses are salaries and related expenses associated with the development of software applications prior to establishing technological feasibility. Such expenses include compensation paid to engineering personnel and fees to outside contractors and consultants. Costs incurred internally in the development of our software products are expensed as incurred as R&D expenses until technological feasibility has been established, at which time any future production costs are capitalized as software development costs in accordance with FASB Statement No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalization ceases and amortization of capitalized software development costs begins when the software product is available for general release to customers.

Capitalized software development costs are amortized to cost of revenue on a straight-line basis over the estimated useful life of the related products, which is generally deemed to be five years.

Software development costs capitalized for the years ended December 31, 2003, 2002 and 2001 was $12.9 million, $11.6 million, and $5.0 million, respectively. Amortization expense for the years ended December 31, 2003, 2002, and 2001 was $3.5 million, $977,000, and $130,000, respectively, and is included in cost of revenue.

Capitalized software development costs, net consist of the following (in thousands):

YEARS ENDED DECEMBER 31,	2003	2002
Capitalized software development costs	$30,052	$17,137
Less: accumulated amortization	(4,573)	(1,116)
	$25,479	$16,021

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2003, 2002, and 2001 was $1.7 million, $2.7 million, and $3.4 million, respectively.

STOCK-BASED COMPENSATION

The Company has two stock-based employee compensation plans, which are described more fully in Note 9. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Stock-based employee compensation costs of $267,000, $686,000 and $1.0 million in 2003, 2002, and 2001, respectively, are reflected in net loss, net of related tax effects, as a result of the amortization of deferred stock compensation. The amortization represents the difference between the exercise price and estimated fair value of the Company's common stock on date of grant. The following table illustrates the effect on net loss and net loss per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation (in thousands, except per share data):

YEARS ENDED DECEMBER 31,	2003	2002	2001
Net loss as reported	$(27,475)	$(148,364)	$(61,154)
Add: stock-based employee compensation expense included in reported net loss, net of related tax effects	267	686	1,038
Deduct: stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(5,254)	(6,205)	(5,655)
Pro forma net loss	$(32,462)	$(153,883)	$(65,771)
Net loss per share			
Basic and diluted, as reported	$ (0.60)	$ (3.28)	$ (1.53)
Basic and diluted, pro forma	$ (0.70)	$ (3.40)	$ (1.64)

Such pro forma disclosures may not be representative of future pro forma compensation cost because options vest over several years and additional grants are anticipated to be made each year.

The fair value of option grants were estimated using a Black-Scholes pricing model. The following weighted average assumptions were used in the estimations:

YEARS ENDED DECEMBER 31,	2003	2002	2001
Expected volatility	50%	50%	50%
Risk-free interest rate	3.00%	3.00%	5.00%
Expected life	4 years	4 years	4 years
Expected dividends	—	—	—
Weighted average fair value	$1.70	$5.31	$5.39

COMMON STOCK REPURCHASE PROGRAM

During the second quarter of 2003, the Company repurchased 24,500 shares of common stock under the Company's authorized repurchase program at a cost of $137,000. The repurchase program was approved in the first quarter of 2003 and expires on December 31, 2004. In addition, the Board of Directors has established certain parameters within which purchases of shares may be made, and a limit of $10.0 million on the aggregate dollar amount of the shares that may be purchased pursuant to the program. As of December 31, 2003, $9.9 million was available for future repurchase of shares of common stock.

INCOME TAXES

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

COMPUTATION OF LOSS PER SHARE

Basic earnings per share ("EPS") is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Common shares issued in connection with business combinations, that are held in escrow, are excluded from the computation of basic EPS until the shares are released from escrow. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, shares held in escrow and other convertible securities. The following is a reconciliation of the numerator (net loss) and the denominator (number of shares) used in the basic and diluted EPS calculations (in thousands, except per share data):

YEARS ENDED DECEMBER 31,	2003	2002	2001
BASIC:			
Net loss	$(27,475)	$(148,364)	$(61,154)
Weighted average common shares outstanding	46,170	45,256	40,094
Net loss per share	$ (0.60)	$ (3.28)	$ (1.53)
DILUTED:			
Net loss	$(27,475)	$(148,364)	$(61,154)
Weighted average common shares outstanding	46,170	45,256	40,094
Net loss per share	$ (0.60)	$ (3.28)	$ (1.53)

Because their effects are anti-dilutive, diluted EPS excludes the following potential common shares (in thousands):

YEARS ENDED DECEMBER 31,	2003	2002	2001
Shares held in escrow	—	20	158
Options to purchase common stock	6,814	6,379	6,128
Unvested portion of restricted stock	172	200	241
Warrants	—	300	300
	6,986	6,899	6,827

COMPREHENSIVE LOSS

The Company has adopted the provisions of FASB Statement No. 130, "Comprehensive Income" ("Statement 130"). Statement 130 establishes standards for reporting and display of comprehensive loss and its components for general-purpose financial statements. Comprehensive loss is defined as net loss plus all revenues, expenses, gains and losses from non-owner sources that are excluded from net loss in accordance with accounting principles generally accepted in the United States.

RECLASSIFICATIONS

Certain reclassifications, none of which affected net loss, have been made to prior year amounts to conform to current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretations No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after March 15, 2004. The adoption of FIN 46 in fiscal 2003 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

3. PROPERTY AND EQUIPMENT

Property and equipment, net, consist of the following (in thousands):

DECEMBER 31,	2003	2002
Computer equipment	$32,274	$28,102
Furniture and fixtures	6,615	5,661
Equipment	4,744	4,915
Software	26,964	21,496
Leasehold improvements	3,873	3,492
	74,470	63,666
Less: Accumulated depreciation	(33,346)	(21,359)
	$41,124	$42,307

Depreciation expense for the years ended December 31, 2003, 2002 and 2001 was $14.9 million, $11.1 million and $8.0 million, respectively. Included in property and equipment at December 31, 2003 and 2002 is equipment acquired under capital leases totaling approximately $22.0 million and $17.3 million, and related accumulated depreciation of $10.4 million and $6.1 million, respectively. In connection with the Company's restructuring, the Company recognized an impairment of its property and equipment of $1.4 million for the year ended December 31, 2001. The Company performed an evaluation of its long-lived assets in accordance with FASB Statement No. 144 and determined that some of its property and equipment was impaired as of December 31, 2003 due to the winding down of certain business lines. As a result, the Company recognized a restructuring and impairment charge of $4.0 million related to these assets in the fourth quarter of 2003. The assets will be written off in the first quarter of 2004.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets, net, consist of the following (in thousands):

DECEMBER 31,	2003	2002	2001
INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION AS OF JANUARY 1, 2002			
Goodwill	$37,579	$188,162	$190,240
Less: Accumulated amortization	—	(47,542)	(48,620)
Less: Impairment of goodwill	—	(103,041)	—
	$37,579	$ 37,579	$141,620
OTHER INTANGIBLE ASSETS SUBJECT TO AMORTIZATION			
Customer lists	$ 2,300	$ 38,946	$ 38,764
Core technology and intellectual property	2,650	56,855	52,994
Consulting contracts	—	125	125
Software licenses	—	2,983	3,188
Tradenames	4,878	9,343	9,343
	9,828	108,252	104,414
Less: Accumulated amortization	(3,788)	(58,314)	(34,332)
Less: Impairment of other intangible assets	—	(33,540)	—
	$ 6,040	$ 16,398	$ 70,082

For the year ended December 31, 2001, the Company recorded $4.1 million in goodwill in connection with its acquisition of Infotrust Company in April 2001 (Note 12). In connection with the Company's restructuring, the Company recognized an impairment of its goodwill relating to its acquisitions of Creative Business Solutions, Inc., Finserv Health Care Systems, Inc. and Healthcare Media Enterprises, Inc. of $5.7 million for the year ended December 31, 2001.

The Company tested goodwill using the two-step process prescribed in Statement 142. The first required step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company performed the first of the required impairment tests of goodwill as of March 31, 2002 and did not have an identification of potential impairment of its goodwill. After the fourth quarter of 2002 and before the issuance of the Company's financial statements for the year ended December 31, 2002, the Company's market capitalization decreased to a value that was less than its book value prior to any impairment charges. That decrease led the Company to conclude that there were sufficient indicators prior to December 31, 2002 to warrant an analysis of whether any portion of the Company's recorded goodwill was impaired in the fourth quarter of 2002. The Company performed a review of the value of goodwill as of December 31, 2002 with the assistance of an independent valuation firm. Based on the valuation, which utilized a discounted cash flow valuation technique, the Company recorded a $97.5 million impairment charge net of related deferred tax liabilities of $5.5 million. The Company performed its annual impairment test on March 31, 2003, and this test did not reveal any further indications of impairment.

Additionally, the Company performed a review of the value of its other intangible assets in accordance with FASB Statement No. 144. Based on the Company's review, a $33.5 million impairment charge was recognized on the Company's intangible assets at December 31, 2002 as the value of undiscounted cash flows expected to be generated by these assets over their useful lives did not exceed their carrying value as of December 31, 2002.

Amortization expense recorded for the years ended December 31, 2003, 2002 and 2001 related to the intangible assets that are subject to amortization was $10.9 million, $28.0 million and $26.5 million, respectively. The estimated aggregate amortization expense related to these intangible assets for the next three fiscal years is as follows (in thousands):

FOR THE PERIODS ENDING DECEMBER 31,	
2004	$3,804
2005	2,221
2006	15
Total	$6,040

5. ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

DECEMBER 31,	2003	2002
Accrued payroll and benefits	$12,176	$17,924
Accrued professional and litigation fees	2,352	2,034
Accrued acquisition expenses	138	446
Loss on contracts	7,519	—
Restructuring and impairment charges	3,988	1,488
Other	7,206	8,882
	$33,379	$30,774

6. NOTES PAYABLE AND LINES OF CREDIT

In September 2000, the Company entered into a Loan and Security Agreement and Revolving Credit Note with a lending institution providing for a revolving credit facility in the maximum principal amount of $15.0 million. The revolving credit facility is secured by substantially all of the Company's tangible and intangible property. In December 2002, the Loan and Security Agreement and Revolving Credit Note were further amended to provide for the maximum principal amount of $20.0 million and an expiration date of December 2004. Borrowings under the revolving credit facility are limited to and shall not exceed 85% of qualified accounts, as defined in the Loan and Security Agreement. The Company has the option to pay interest at prime plus 1% or a fixed rate per annum equal to LIBOR plus 3.25% payable in arrears on the first business day of each month. In addition, there is a monthly 0.0333% usage fee to the extent by which the maximum loan amount exceeds the average amount of the principal balance of the Revolving Loans during the preceding month. The usage fee is payable in arrears on the first business day of each successive calendar month. The revolving credit facility contains covenants to which the Company must adhere to during the terms of the agreement. These covenants require the Company to maintain tangible net worth, as defined in the Loan and Security Agreement of at least $50.0 million, to generate recurring revenue and net earnings before interest, taxes, depreciation and amortization equal to at least 70% of the amount set forth in the Company's operating plan, and to maintain a minimum cash balance of $35.0 million. In addition, these covenants prohibit the Company from paying any cash dividend, distributions and management fees as defined in the agreement and from incurring capital expenditures in excess of 120% of the amount set forth in the Company's operating plan during any consecutive 6-month period. As of December 31, 2003, the Company had outstanding borrowings on the revolving credit facility of $20.0 million. As of December 31, 2003, the Company was in compliance with all of the covenants under the revolving credit facility, except for the covenant requiring the Company to maintain a minimum level of EBITDA for the fourth quarter of 2003 and the covenant limiting the amount of its capital expenditures for the 6-month period ended December 31, 2003. The lender has granted a full waiver of the Company's failure to meet these covenants.

In September 2001, the Company executed a $6.0 million Secured Term Note facility with the same lending institution that is providing the revolving credit facility. The Secured Term Note is secured by substantially all of the Company's tangible and intangible property. Monthly principal payments of $200,000 were due under the note on the first of each month. Additionally, the note bore interest at prime plus 1% and was payable monthly in arrears. In December 2002, the Secured Term Note was amended to increase the total principal amount to $15.0 million. The Company has the option to pay interest at prime plus 1% or a fixed rate per annum equal to LIBOR plus 3.25%, payable in arrears on the first business day of each quarter. As of December 31, 2003, the Company had outstanding borrowings on the Secured Term Note of $9.4 million. Quarterly payments of $1.875 million are due on the last day of each calendar quarter through September 2004. The note matures in December 2004, at which time the final payment of $3.75 million will be due. The Secured Term Note contains the same covenants set forth in the revolving credit facility documents. As of December 31, 2003, the Company was in compliance with all of the covenants under the Secured Term Note, except for the covenant requiring the Company to maintain a minimum level of EBITDA for the fourth quarter of 2003 and the covenant limiting the amount of its capital expenditures for the 6-month period ended December 31, 2003. The lender has granted a full waiver of the Company's failure to meet these covenants.

In November 2001, the Company entered into an agreement with a financing company for $3.1 million, specifically to finance certain equipment. Principal and interest is payable monthly and the note is due in November 2005. Interest accrues monthly at LIBOR plus 3.13%. As of December 31, 2003, there was a principal balance of approximately $2.4 million remaining on the note.

Notes payable and lines of credit consist of the following at December 31 (in thousands):

	NOTES PAYABLE		LINES OF CREDIT	
	2003	2002	2003	2002
Revolving credit facility of $20.0 million, interest at prime plus 1% (5.00% at December 31, 2003) or a fixed rate per annum equal to LIBOR plus 3.25% (4.40% at December 31, 2003) at borrower's option, payable monthly in arrears	$ —	$ —	$ 20,000	$ 5,500
Note payable of $3.1 million issued for certain equipment, due in monthly installments through November 2005, interest at LIBOR rate plus 3.13% (4.30% at December 31, 2003)	2,446	2,787	—	—
Secured Term Note of $15.0 million, due in quarterly installments through December 2004, interest at prime plus 1% (5.00% at December 31, 2003) or a fixed rate per annum equal to LIBOR plus 3.25% (4.40% at December 31, 2003) at Borrower's option, payable quarterly in arrears	9,375	15,000	—	—
Other	59	140	—	155
Total notes payable and lines of credit	11,880	17,927	20,000	5,655
Less: Current portion	(9,742)	(7,937)	(20,000)	(5,655)
	$ 2,138	$ 9,990	$ —	$ —

Future principal payments of notes payable at December 31, 2003 are as follows (in thousands):

FOR THE PERIODS ENDING DECEMBER 31,	NOTES PAYABLE	LINES OF CREDIT
2004	$9,742	$20,000
2005	2,138	—

As of December 31, 2003, the Company has outstanding six unused standby letters of credit in the aggregate amount of $1.1 million which serve as security deposits for certain capital leases. The Company is required to maintain a cash balance equal to the outstanding letters of credit, which is classified as restricted cash on the balance sheet. In addition, approximately $385,000 is held in a money market account in accordance with a lease purchase transaction agreement entered into on March 22, 2001, whereby lease receivables were sold to a leasing company. As a result of this transaction, the Company was required to establish a credit reserve of 25% of the lease transaction purchase price in a special deposit account. The funds are being held as collateral until all payments on these lease receivables are paid in full to the leasing company. This amount is also classified as restricted cash on the balance sheet.

7. RELATED PARTY TRANSACTIONS

In April 1998, the Company issued a note receivable to an officer of the Company. The note accrued interest at 6.5% per annum. The principal and accrued interest was forgiven annually over a four-year period beginning April 30, 1999, provided the officer was an employee of the Company. In 2002, the remaining balance of $25,000 plus accrued interest was written-off.

In June 1999, the Company entered into an agreement with Garte & Associates, Inc., pursuant to which the Company would pay Garte & Associates, Inc. an investment banking fee for certain acquisitions. Harvey Garte, who was previously the Company's Vice President of Corporate Development until June 2003, is the sole stockholder of Garte & Associates, Inc. From 1999 through 2002, the Company paid a total of $1.3 million in connection with the Company's acquisitions, of which $262,000 was paid in 2001 in connection with the Company's acquisition of Infotrust Company, and $164,000 paid in 2002 in connection with the Company's acquisition of ChannelPoint, Inc. assets.

In November 1999, in connection with the acquisition of Novalis Corporation, the Company received notes receivable in the aggregate amount of $475,000 from the eight former stockholders of Novalis. The notes represented the former stockholders' agreement to repay all legal, financial and accounting fees and expenses incurred in connection with the acquisition. The notes accrued interest at 8.0% per annum and were payable in full one year from the date of acquisition. As of December 31, 2003, the remaining balance on the notes was $111,000, consisting of principal and interest, for which an allowance was recorded for the full amount of the receivable.

In October 2000, in connection with the acquisition of Erisco Managed Care Technologies, Inc., the Company entered into a software license agreement with IMS Health Incorporated ("IMS Health") to which IMS Health would pay three annual installments of $1.0 million each for a total of $3.0 million beginning October 2000. As of December 31, 2003, the total of $3.0 million has been received and recognized as revenue. Approximately $1.0 million, $1.0 million, $833,000, and $167,000 are included in recurring revenue in 2003, 2002, 2001, and 2000, respectively. As of December 31, 2003, IMS Health beneficially owned 12,142,857 shares of the Company's common stock representing approximately 26% of the total shares of the Company's common stock outstanding of 46,869,600.

In December 2000, in connection with the acquisition of Resource Information Management Systems, Inc. ("RIMS"), the Company acquired a facility lease agreement with Mill Street Properties with a future commitment of $3.1 million, for the rental of the 500 Technology Drive, Naperville, IL facility. Thomas Heimsoth and Terry Kirch, co-founders of RIMS, are also co-owners of Mill Street Properties. Effective December 10, 2003, the property was sold to unrelated third parties.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under noncancelable operating and capital leases, respectively, with various expiration dates through 2009. Capital lease obligations are collateralized by the equipment subject to the leases. The Company is responsible for maintenance costs and property taxes on certain of the operating leases. Rent expense for the years ended December 31, 2003, 2002 and 2001 was $8.0 million, $8.1 million and $8.2 million, respectively. These amounts are net of sublease income of $178,000, $136,000 and $172,000, respectively.

Future minimum lease payments under noncancelable operating and capital leases at December 31, 2003 are as follows (in thousands):

FOR THE PERIODS ENDING DECEMBER 31,	CAPITAL LEASES	OPERATING LEASES
2004	$ 6,008	$ 10,545
2005	4,127	9,229
2006	1,250	7,336
2007	—	5,598
2008	—	5,307
Thereafter	—	13,220
Total minimum lease payments	11,385	$ 51,235
Less: interest	(1,190)	
Less: current portion	(5,178)	
	$ 5,017	

From time to time, the Company is involved in legal proceedings, claims, and litigation arising in the ordinary course of business. Management does not believe the outcome of these matters will have a material effect on the Company's consolidated financial condition, consolidated results of operations or cash flows.

9. STOCKHOLDERS' EQUITY

COMMON STOCK

In June 2001, the Company completed a secondary offering of 5,520,000 shares of common stock, at a price of $9.25 per share, that raised approximately $47.6 million, net of underwriting discounts, commissions and other offering costs. In connection with the offering, an additional 480,000 shares of common stock of the Company were sold by selling stockholders at $9.25 per share, for which the Company received no proceeds.

In July 2001, in connection with the exercise of the underwriters' over-allotment option relating to the secondary offering, the Company issued 828,000 shares of common stock, at a price of $9.25 per share, that raised approximately $7.2 million, net of underwriting discounts, commissions and other offering costs. In connection with the exercise of the underwriters' over-allotment option, an additional 72,000 shares of common stock of the Company were sold by selling stockholders at $9.25 per share, for which the Company received no proceeds.

Common stockholders are entitled to dividends as and when declared by the Board of Directors subject to the prior rights of preferred stockholders. The holders of each share of common stock are entitled to one vote.

STOCK OPTION PLANS

In May 1998, the Company adopted the 1998 Stock Option Plan (the "Plan") under which the Board of Directors or the Compensation Committee may issue incentive and non-qualified stock options to employees, directors and consultants. The Compensation Committee has the authority to determine to whom options will be granted, the number of shares and the term and exercise price. Options are to be granted at an exercise price not less than fair market value for incentive stock options or 85% of fair market value for non-qualified stock options. For individuals holding more than 10% of the voting rights of all classes of stock, the exercise price of incentive stock options will not be less than 110% of fair market value. The options generally vest and become exercisable annually at a rate of 25% of the option grant over a four-year period. The term of the options will be no longer than five years for incentive stock options for which the grantee owns greater than 10% of the voting power of all classes of stock and no longer than ten years for all other options.

On November 30, 2000, in connection with the Resource Information Management Systems, Inc. ("RIMS") acquisition, the Company adopted the RIMS Stock Option Plan based primarily upon RIMS' existing non-statutory stock option plan. Unless previously terminated by the stockholders, the Plan shall terminate at the close of business on January 1, 2009, and no options shall be granted under it thereafter. Such termination shall not affect any option previously granted. Upon a business combination by the Company with any corporation or other entity, the Company may provide written notice to optionees that options shall terminate on a date not less than 14 days after the date of such notice unless theretofore exercised. In connection with such notice, the Company may, in its discretion, accelerate or waive any deferred exercise period.

At December 31, 2003, the Company had reserved approximately 9,917,711 shares of common stock for issuance upon exercise of stock options and shares issuable under its stock option plans.

Activity under the two plans was as follows (in thousands, except per share data):

		OUTSTANDING OPTIONS		
	SHARES AVAILABLE FOR GRANT	NUMBER OF SHARES	EXERCISE PRICE	WEIGHTED AVERAGE EXERCISE PRICE
Balances, December 31, 2000	1,845	5,170	$0.25 – $63.25	$11.24
Additional options reserved	1,800	—		
Granted	(2,345)	2,345	9.25 – 13.08	11.47
Exercised	—	(510)	0.25 – 6.50	1.28
Cancelled	877	(877)	0.25 – 57.50	15.45
Balances, December 31, 2001	2,177	6,128	0.25 – 63.25	11.56
Additional options reserved	800	—		
Granted	(1,156)	1,156	4.95 – 15.00	11.96
Exercised	—	(323)	0.25 – 12.81	0.82
Cancelled	582	(582)	0.25 – 57.50	14.71
Balances, December 31, 2002	2,403	6,379	0.25 – 63.25	11.89
Additional options reserved	1,200	—		
Granted	(1,784)	1,784	3.34 – 7.77	3.73
Exercised	—	(406)	0.25 – 6.50	1.19
Cancelled	942	(942)	1.00 – 57.50	12.87
Balances, December 31, 2003	2,761	6,815	$0.25 – $63.25	$10.26

The options outstanding and currently exercisable by exercise price at December 31, 2003 are as follows (in thousands, except per share data):

	OPTIONS OUTSTANDING AT DECEMBER 31, 2003			OPTIONS EXERCISABLE AT DECEMBER 31, 2003	
RANGE OF EXERCISE PRICE	REMAINING NUMBER OF SHARES	WEIGHTED AVERAGE WEIGHTED CONTRACTUAL LIFE (YEARS)	AVERAGE EXERCISE PRICE	WEIGHTED NUMBER OF SHARES	AVERAGE EXERCISE PRICE
$ 0.25 – $ 2.60	448	4.90	$ 0.64	448	$ 0.64
$ 3.34 – $ 4.11	1,507	9.14	3.57	360	3.49
$ 4.40 – $ 6.50	367	6.60	6.04	282	6.40
$ 7.02 – $ 7.77	299	7.09	7.13	212	7.05
$ 9.25 – $ 12.50	2,279	7.64	11.53	826	11.44
$12.69 – $ 15.25	1,643	6.78	14.69	1,193	14.75
$17.81 – $ 20.25	135	6.18	19.62	126	19.74
$35.44 – $ 38.98	56	6.07	36.73	42	36.73
$57.50 – $ 63.25	81	6.13	58.91	39	57.50
	6,815	7.45	10.26	3,528	10.81

At December 31, 2003, 2002 and 2001, options exercisable under the plans were 3,527,773, 2,688,938 and 1,610,493, respectively.

EMPLOYEE STOCK PURCHASE PLAN

In July 1999, the Board of Directors adopted the Employee Stock Purchase Plan ("Stock Purchase Plan"), which is intended to qualify under Section 423 of the Internal Revenue Code. A total of 600,000 shares of common stock were reserved for issuance under the original Stock Purchase Plan. The Stock Purchase Plan was amended on May 14, 2003, increasing the number of common stock reserved for issuance to 1,100,000 shares, of which 342,593 remain available for issuance at December 31, 2003. Employees are eligible to participate once they have been employed for at least 90 days before the offering period and are employed for at least 20 hours per week. Employees who own more than 5% of the Company's outstanding stock may not participate. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's compensation or $25,000.

The Stock Purchase Plan was implemented by six-month offerings with purchases occurring at six-month intervals commencing January 1, 2000. The purchase price of the common stock under the Stock Purchase Plan will be equal to 85% of the fair market value per share of common stock on either the start date of the offering period or on the purchase date, whichever is less. The Stock Purchase Plan will terminate in 2009, unless terminated sooner by the Board of Directors. Shares issued under the Stock Purchase Plan in 2003, 2002, and 2001 were 269,516, 256,333, and 170,034, at a weighted average purchase price of $5.05, $6.10, and $7.84 per share, respectively.

DEFERRED STOCK COMPENSATION

The Company has recorded a total of $7.8 million of deferred stock compensation related to stock options granted to employees, where the exercise price was lower than the fair market value of the Company's common stock on the date of the grant. Additionally, the Company has recorded a total of $7.2 million of deferred stock compensation for the issuance of restricted stock to certain employees related to acquisitions and to certain employees to encourage continued service with the Company—see "Restricted Stock." The Company amortizes the deferred stock compensation charge over the vesting period of the underlying stock option or restricted stock awarded. Amortization of deferred stock compensation expense was $1.8 million, $3.0 million and $3.0 million in 2003, 2002, and 2001, respectively.

WARRANTS

In September 2000, the Company issued warrants to purchase 300,000 shares of the Company's common stock, at an exercise price of $13.50 per share and, in return, received warrants to purchase 100,000 shares of common stock of Maxicare Health Plans, Inc. ("Maxicare") at an exercise price of $1.50 per share, in connection with consummation of an Application Services Provider (hosted) agreement. The warrants were immediately exercisable upon issuance and were originally expected to expire in 2005. The values of the warrants issued and received were determined using a Black Scholes option pricing model with the following assumptions:

	WARRANTS ISSUED	WARRANTS RECEIVED
Term	5 years	5 years
Expected dividends	—	—
Exercise price	$13.50	$1.50
Grant date stock price	$12.06	$1.31
Expected volatility	50%	53%
Risk-free interest rate	5.91%	5.91%

The $1,716,000 net value of the Maxicare warrants exchanged was being amortized on a straight-line basis over the agreement term as a reduction of recurring revenue. A total of $323,000 was charged against recurring revenue as of December 31, 2001. As of December 31, 2001, it was determined that the Maxicare warrants no longer had value and, therefore, the net balance of $1.4 million at December 31, 2001 was expensed as restructuring and impairment charges.

As a result of the Maxicare litigation settlement in June 2003, the warrants issued to purchase 300,000 shares of the Company's common stock were immediately cancelled.

SHAREHOLDER RIGHTS PLAN

In September 2000, the Company's Board of Directors adopted a shareholder rights plan. The plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock, distributed to stockholders of record on or after October 19, 2000. The Rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock (an "Acquiring Person") or announces a tender offer for 15% or more of the common stock. Each Right will entitle stockholders to buy one one-hundredth of a share of newly created Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company at an initial exercise price of $75 per Right, subject to adjustment from time to time. However, if any person becomes an Acquiring Person, each Right will then entitle its holder (other than the Acquiring Person) to purchase at the exercise price, common stock of the Company having a market value at that time of twice the Right's exercise price. If the Company is later acquired in a merger or similar transaction, all holders of Rights (other than the Acquiring Person) may, for $75.00, purchase shares of the acquiring corporation with a market value of $150.00. Rights held by the Acquiring Person will become void. The Rights Plan excludes from its operation IMS Health Incorporated (Note 12), and as a result, their holdings will not cause the Rights to become exercisable or nonredeemable or trigger the other features of the Rights. The Rights will expire on October 2, 2010, unless earlier redeemed by the Board at $0.001 per Right.

The holders of Series A Junior Participating Preferred Stock in preference to the holders of common stock, shall be entitled to receive, when, as and if declared by the Board of Directors, quarterly dividends payable in cash in an amount per share equal to 100 times the aggregate per share amount of all cash dividends or non-cash dividends other than a dividend payable in share of common stock.

Each share of Series A Junior Participating Preferred Stock shall entitle its holder to 100 votes.

RESTRICTED STOCK

In May 2000, the Company issued 13,700 shares of restricted stock pursuant to restricted stock agreements with non-employees. In addition, the Company recorded a $164,000 charge to deferred stock compensation. Pursuant to the agreements, the Company shall cancel any unvested shares of common stock upon termination of services. Shares subject to the agreements vest over a four-year period, in equal annual installments, commencing on the first anniversary of the agreement date. The fair value of the restricted stock is determined based on a Black-Scholes pricing model at each reporting period. As of December 31, 2003, 6,375 shares had vested and the Company had cancelled 5,850 shares of unvested common stock upon termination of services. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.

In October 2000, in connection with the acquisition of Erisco Managed Care Technologies, Inc. ("Erisco"), the Company issued 231,404 shares of restricted stock to certain employees of Erisco. In addition, the Company recorded a $3.5 million charge to deferred stock compensation. Of the 231,404 shares, 115,702 of the shares subject to the agreement vest over a three-year period, in equal annual installments, commencing on the first anniversary of the agreement date, as long as the individual remains employed by the Company. The remaining 115,702 shares vest over a three-year period commencing on December 31, 2001 if certain revenue and operating income goals are achieved for the prior year. As of December 31, 2003, all 231,404 shares had vested.

In December 2000, in connection with the acquisition of Resource Information Management Systems, Inc. ("RIMS"), the Company issued 82,553 shares of restricted stock to certain employees of RIMS. In addition, the Company recorded a $1.4 million charge to deferred stock compensation. The shares subject to the agreement vest over a three-year period, in equal annual installments, commencing on the first anniversary of the agreement date, as long as the individual remains employed by the Company. As of December 31, 2003, 75,634 shares had vested and the Company had cancelled 6,919 shares of unvested common stock upon termination of services.

In February 2001, in connection with performance bonuses, the Company issued 53,117 restricted shares of common stock to three employees. In addition, the Company recorded a $647,000 charge to deferred stock compensation. The shares subject to the agreement vest over a two-year period, in equal installments, commencing on December 31, 2001, as long as the individual remains employed by the Company. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise. As of December 31, 2002, all 53,117 shares had vested.

In January 2002, the Company issued 76,220 shares of restricted stock to an employee to encourage continued service with the Company. In addition, the Company recorded a $972,000 charge to deferred stock compensation. The shares subject to the agreement vest over a four-year period, in equal installments, commencing on January 1, 2003, as long as the individual remains employed by the Company. In the event the employee is terminated by the Company without cause prior to the second anniversary date of the agreement, one-half of the shares shall become fully vested upon the termination date. As of December 31, 2003, 19,055 shares had vested. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.

In April 2002, the Company issued 6,000 shares of restricted stock to an employee to encourage continued service with the Company. In addition, the Company recorded a $68,000 charge to deferred stock compensation. The shares subject to the agreement vest over a three-year period, in equal installments, commencing on April 18, 2003, as long as the individual remains employed by the Company. As of December 31, 2003, 2,000 shares had vested. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.

In September 2002, the Company issued 12,000 shares of restricted stock to an employee to encourage continued service with the Company. In addition, the Company recorded a $56,000 charge to deferred stock compensation. The shares subject to the agreement vest over a four-year period, in equal installments, commencing on September 26, 2003, as long as the individual remains employed by the Company. As of December 31, 2003, 3,000 shares had vested. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.

In February 2003, the Company issued 100,000 shares of restricted stock to an employee to encourage continued service with the Company. In addition, the Company recorded a $388,000 charge to deferred stock compensation. The shares subject to the agreement vest over a four-year period, in equal installments, commencing on February 27, 2004, as long as the individual remains employed by the Company. The unvested shares of common stock vest immediately prior to a change in control of the Company unless the Board of Directors determines otherwise.

10. INCOME TAXES

The components of the provision (benefit) from income taxes are as follows (in thousands):

YEARS ENDED DECEMBER 31,	2003	2002	2001
Current:			
Federal	$ —	$ (555)	$ 107
State	1,124	1,452	89
	1,124	897	196
Deferred:			
Federal	—	395	(14,152)
State	—	(1,042)	(2,219)
	—	(647)	(16,371)
Provision for (benefit from) income taxes	$1,124	$ 250	$(16,175)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2003 and 2002, are as follows (in thousands):

	DECEMBER 31, 2003		DECEMBER 31, 2002	
	CURRENT	LONG TERM	CURRENT	LONG TERM
Reserves and accruals	$ 9,399	$ 2,831	$ 6,529	$ —
Deferred compensation	—	322	—	323
Other	129	187	268	553
Net operating losses and capital losses	—	30,111	—	22,111
Tax credits	—	1,009	—	1,009
Deferred tax assets	9,528	34,460	6,797	23,996
Deferred tax liabilities:				
Deferred revenue	(2,688)	—	(627)	—
Leases	—	—	—	(6)
Depreciation	—	(3,365)	—	(2,610)
Capitalized software	—	(10,981)	—	(7,122)
Acquired intangible assets	—	(417)	—	(3,282)
Deferred tax liabilities	(2,688)	(14,763)	(627)	(13,020)
Net deferred tax assets before valuation allowance	6,840	19,697	6,170	10,976
Valuation allowance	(6,840)	(19,697)	(6,170)	(10,976)
Net deferred taxes	$ —	$ —	$ —	$ —

The valuation allowance on the deferred tax assets was $26.5 million and $17.1 million as of December 31, 2003 and 2002, respectively. The valuation allowance increased during 2003 due to the Company's continued operating losses. If and when the Company decreases the valuation allowance on its deferred tax asset, approximately $25.4 million will be allocated to a tax benefit with the remaining $1.1 million as an adjustment to equity for the benefit of employee stock option exercises.

The Company's effective tax rate differs from the statutory rate as shown in the following schedule (in thousands):

YEARS ENDED DECEMBER 31,	2003	2002	2001
Tax benefit at federal statutory rate	$(8,959)	$(50,358)	$(26,290)
State income taxes, net of federal benefit	742	271	(1,529)
Change in valuation allowance	9,305	15,712	—
Goodwill amortization	—	—	10,190
Goodwill impairment	—	33,142	1,824
Amortization of deferred stock compensation	(127)	464	1,637
Tax credits	—	910	(1,740)
Other	—	(394)	—
Nondeductible items and other	163	503	(267)
	$ 1,124	$ 250	$(16,175)

Federal tax loss carryforwards at December 31, 2003 are approximately $81.1 million. The federal tax loss carryforwards will start to expire beginning in 2010. State tax loss carryforwards at December 31, 2003 are approximately $58.5 million. The state tax loss carryforwards will start to expire beginning in 2004.

In 2002, the Company was notified by the Internal Revenue Service ("IRS") that the IRS plans to examine the Company's September 30, 2000 federal tax return. During 2003, the IRS completed its examination which resulted in no changes for the period under review.

11. EMPLOYEE BENEFIT PLAN

In January 1998, the Company adopted a defined contribution plan (the "401(k) Plan") which qualifies under Section 401(k) of the Internal Revenue Code of 1986. Employees are eligible to participate the first day of the month following 30 days of employment. Eligible employees may make voluntary contributions to the 401(k) Plan of up to 25% of their annual compensation, not to exceed the statutory limit.

Effective January 1, 2001, the Company provides a matching contribution to the 401(k) Plan in the amount of $0.50 for each $1.00 contributed to the Plan, up to 6% of pay. Employees must be employed on the last day of the Plan Year (December 31) to receive the match. The match has a three-year vesting period after which the employee will be 100% vested. The Company contributed $2.0 million and $2.1 million to the 401(k) Plan in 2002 and 2003, respectively. The Company did not make contributions to the 401(k) plan in 2001.

12. ACQUISITION

INFOTRUST COMPANY

In April 2001, the Company acquired all of the issued and outstanding shares of Infotrust Company ("Infotrust") from Trustco Holdings, Inc. Infotrust served healthcare payers, providing hosted applications services and outsourcing of essential administrative processes. The purchase price of approximately $15.4 million consisted of 923,077 shares of common stock with a value of $13.96 per share, assumed liabilities of $1.9 million, which included $1.6 million of deferred tax liability resulting from the difference between the book and tax basis of the intangible assets arising as a result of the acquisition, and acquisition costs of $647,000. Of the 923,077 shares of common stock which have been issued in connection with this acquisition, 138,462 shares of the common stock were held in escrow to indeminify the Company for any breach of warranty, any inaccuracy of any representation made by the seller or any breach of any covenant in the purchase agreement, and were subsequently released.

The acquisition was accounted for using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their estimated fair market values on the acquisition date. The excess of the purchase price over the estimated fair market value of the assets purchased and liabilities assumed was $8.4 million and was allocated to goodwill and intangible assets consisting of assembled workforce, core technology, customer lists, consulting contracts and trademarks.

A deferred tax adjustment relating to the deductible portion of the acquisition accrual was recorded in 2002 resulting in a decrease in goodwill of $143,900. In addition, the remaining balance of the acquisition accrual was reversed resulting in a decrease to goodwill of $195,300. The purchase price was reduced by a total of $339,200 to approximately $15.1 million. As a result, the excess of the purchase price over the estimated fair values of the assets purchased and liabilities assumed was reduced to $4.1 million.

The purchase price allocation for the acquisition described above was based on the estimated fair value of the assets, on the date of purchase as follows (in thousands):

Total current assets	$ 3,285
Property, plant, equipment and other noncurrent assets	3,725
Goodwill	4,074
Other intangible assets	4,002
Acquired in-process technology	—
Total purchase price	$15,086

13. RESTRUCTURING AND IMPAIRMENT CHARGES

In December 2001, the Company initiated a number of restructuring actions focused on eliminating redundancies, streamlining operations and improving overall financial results. These initiatives include workforce reductions, office closures, discontinuation of certain business lines and related asset write-offs.

In December 2001, the Company announced a planned workforce reduction in Los Angeles, California; Novato, California; Baltimore, Maryland; Little Rock, Arkansas; Provo, Utah; Salt Lake City, Utah; Westmont, Illinois; Albany, New York; Glastonbury, Connecticut; and Trivandrum, India. This workforce reduction was expected to affect 168 employees. Severance and other costs related to this workforce reduction totaled $1.7 million, of which $1.0 million was included in restructuring and impairment charges in 2001. A total of $651,000 in severance and other costs were charged to restructuring and impairment charges in 2002. Such workforce reductions have been completed as of the fourth quarter of 2002.

Facility closures include the closure of the facilities in Novato, California; Birmingham, Alabama; Provo, Utah; Salt Lake City, Utah; Westmont, Illinois; Naperville, Illinois; Louisville, Kentucky; and Trivandrum, India. These closures have been completed as of the fourth quarter 2002.

The following table summarizes the activities in the Company's restructuring reserves as of December 31, 2003 (in thousands):

	COSTS FOR TERMINATED EMPLOYEES	FACILITY CLOSURES	TOTAL
Restructuring charges in 2001	$ 959	$ 2,419	$ 3,378
Restructuring charges in 2002	651	—	651
Restructuring charges in 2003	—	(280)	(280)
Cash payments in 2001	(91)	—	(91)
Cash payments in 2002	(1,519)	(1,037)	(2,556)
Cash payments in 2003	—	(917)	(917)
Accrued restructuring charges, December 31, 2003	$ —	$ 185	$ 185

In the fourth quarter of 2003, approximately $280,000 of restructuring expense was reversed related to the lease settlements for the facility closures in Naperville, Illinois and Westmont, Illinois, which were previously accrued for in the fiscal year 2001. The remaining accrued restructuring balance of $185,000 as of December 31, 2003, represents the Company's future commitments related to its facility closures as noted above.

In addition to the workforce reductions and facility closures described above, the Company has discontinued certain business lines and has written-off assets associated with these business lines. Specifically, the Company has discontinued certain website and software development activities and its hospital billing and accounts receivable business line and has written off the assets associated with these activities. The Company also wrote off assets in December 2001 associated with the closure of facilities. The following table summarizes the Company's write-off of assets in December 2001 (in thousands):

	ACCOUNTS RECEIVABLE	PROPERTY AND EQUIPMENT, NET	GOODWILL	OTHER ASSETS	TOTAL
Discontinuation of certain business lines	$302	$ 933	$5,716	$1,389	$8,340
Office closures	—	422	—	—	422
Total	$302	$1,355	$5,716	$1,389	$8,762

As a result of the Company's decision in the fourth quarter of 2003 to wind-down its outsourcing services to physician groups and to discontinue its outsourcing services to certain non-Facets® payer customers, the Company estimated that its future net cash flows from the assets used in these businesses will not recover their net book value. Accordingly, a total charge of $4.0 million was taken as a restructuring and impairment charge in the fourth quarter of 2003, which represented the net book value of these assets. The assets will be written off in the first quarter of 2004.

14. LOSS ON CONTRACTS

During the fourth quarter of 2003 and as part of the Company's business planning process for 2004, the Company decided to wind-down its outsourcing services to physician group customers. As a result of this decision, the Company estimated that the existing customer agreements from this business would generate a total of $11.3 million of losses through 2008, until the remaining terms of these agreements expire. This amount was charged to cost of revenue during the fourth quarter of 2003. Additionally, in December 2003, the Company negotiated a settlement regarding out-of-scope work related to one of its large fixed fee implementation projects. As a result of this settlement, the Company estimated that this project would generate a total of $3.7 million of losses until its completion, which is expected to occur in mid-2004. This amount was charged to cost of revenue in the fourth quarter of 2003.

The following table summarizes the effect on future cash flows as a result of these future losses (in thousands):

	2004	2005	2006	2007	2008	TOTAL
Provider	$3,839	$3,365	$2,604	$1,198	$265	$11,271
Consulting	3,680	—	—	—	—	3,680
Total	$7,519	$3,365	$2,604	$1,198	$265	$14,951

15. SUPPLEMENTAL CASH FLOW DISCLOSURES
(IN THOUSANDS)

YEARS ENDED DECEMBER 31,	2003	2002	2001
Supplemental disclosures for cash flow information			
Cash paid for interest	$2,034	$1,479	$ 1,351
Cash paid for income taxes	704	1,782	292
Noncash investing and financing activities			
Assets acquired through capital lease	96	1,508	2,734
Assets acquired through debt financing	—	—	778
Deferred stock compensation	385	1,005	(1,966)
Common stock issued for acquisitions	37	—	12,833

16. SEGMENT INFORMATION

The Company has adopted FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Statement 131 requires enterprises to report information about operating segments in annual financial statements and selected information about reportable segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has only one reportable segment.

The Company classifies its revenue in the following categories: recurring or multi-year contractually based revenue, and revenue generated via non-recurring agreements. The Company's chief operating decision makers evaluate performance and allocate resources based on gross margin for these reporting units.

The Company's reporting units are organized primarily by the nature of services provided. These reporting units are managed separately because of the difference in marketing strategies, customer base and client approach. Financial information about reporting units are reported in the consolidated statements of operations.

The Company's assets are all located in the United States and the Company's sales were primarily to customers located in the United States.

Recurring and non-recurring revenue by type of similar products and services are as follows (in thousands):

YEARS ENDED DECEMBER 31,	2003	2002	2001
Outsourced business services	$ 98,193	$ 98,299	$ 98,295
Software maintenance	62,780	60,879	44,411
Recurring revenue	160,973	159,178	142,706
Software license fees	45,688	32,131	33,740
Consulting services	79,989	73,841	41,726
Other non-recurring revenue	3,679	—	—
Non-recurring revenue	129,356	105,972	75,466
Total revenue	$290,329	$265,150	$218,172

17. QUARTERLY FINANCIAL DATA

(UNAUDITED AND IN THOUSANDS)

	NET REVENUE	GROSS PROFIT (LOSS)	NET (LOSS) INCOME	BASIC AND DILUTED (LOSS) INCOME PER SHARE
FISCAL YEAR 2003				
First quarter (1)	$69,926	$21,092	$ (2,669)	$(0.06)
Second quarter (1)	77,724	24,035	(1,359)	(0.03)
Third quarter	76,018	22,267	630	0.01
Fourth quarter (2)	66,661	(1,072)	(24,077)	(0.52)
FISCAL YEAR 2002				
First quarter	59,694	19,295	(4,614)	(0.10)
Second quarter	66,781	21,920	(3,670)	(0.08)
Third quarter	68,602	23,149	(3,487)	(0.08)
Fourth quarter (3)	70,073	22,966	(136,593)	(3.00)

(1) Effective July 1, 2003, the Company adopted Financial Accounting Standards Board Emerging Issues Task Force No. 01-14 ("EITF 01-14"), "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred." ETIF 01-14 requires companies to recognize travel and other reimbursable expenses billed to customers as revenue. As a result of the adoption of EITF 01-14, total revenue and cost of revenue for the first and second quarters of 2003 include $900,000 and $1.2 million, respectively. Before the adoption of EITF 01-14, such reimbursable expenses are reflected as a reduction in cost of revenue. However, amounts prior to fiscal year 2003 were not significant. This change in accounting policy had no effect on the Company's consolidated financial position, results of operations or cash flows.

(2) During the fourth quarter of 2003 and as part of the Company's business planning process for 2004, the Company decided to wind-down its outsourcing services to physician group customers. As a result of this decision, the Company estimated that the existing customer agreements from this business would generate a total of $11.3 million of losses through 2008, until the remaining terms of these agreements expire. This amount was charged to cost of revenue during the fourth quarter of 2003. Additionally, in December 2003, the Company negotiated a settlement regarding out-of-scope work related to one of its large fixed fee implementation projects. As a result of this settlement, the Company estimated that this project would generate a total of $3.7 million of losses until its completion, which is expected to occur in mid-2004. This amount was charged to cost of revenue in the fourth quarter of 2003.

(3) After the end of the fourth quarter of 2002, the Company's market capitalization decreased to a level that required the Company to perform additional analyses under Statement 142 to quantify the amount of impairment to goodwill. This analysis resulted in a charge to goodwill of $97.5 million as of December 31, 2002. The decrease in market capitalization was also an indicator that the Company's other intangible assets might also be impaired as of December 31, 2002 and they were also tested for impairment in accordance with Statement 144. The analyses resulted in an impairment charge of $33.5 million.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been traded on the Nasdaq National Market under the symbol "TZIX" since October 8, 1999.

The following table shows the high and low closing prices of our common stock as reported on the Nasdaq National Market for the periods indicated:

QUARTERS ENDED	HIGH	LOW
December 31, 2003	$ 7.35	$ 5.99
September 30, 2003	7.95	5.97
June 30, 2003	6.60	3.97
March 31, 2003	5.99	3.00
December 31, 2002	7.80	4.29
September 30, 2002	8.00	4.66
June 30, 2002	12.54	7.89
March 31, 2002	14.33	11.75

As of February 19, 2004, there were 159 holders of record based on the records of our transfer agent and approximately 4,583 beneficial owners of our common stock whose shares of our common stock are held in the names of various securities brokers, dealers and registered clearing agencies.

We have never paid cash dividends on our common stock. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends by us is restricted by our current bank credit facilities, which contain restrictions prohibiting us from paying any cash dividends without the bank's prior approval.

DESIGN: LOWERCASE, INC. - CHICAGO PHOTOGRAPHY: PAUL ELLEDGE PHOTOGRAPHY PRINTING: QUANTUM COLOR

Corporate and Stockholder Information

Board of Directors

Jeffrey H. Margolis
Chairman, Chief Executive Officer and President
The TriZetto Group, Inc.

Paul F. LeFort (A) (C - Chair)
Lead Independent Director
Former Chief Information Officer,
UnitedHealth Group Incorporated

Lois A. Evans (C)
Former Senior Partner,
Deloitte Consulting

Thomas B. Johnson (A - Chair)
Former Chairman and Chief Executive Officer,
CNA Health Partners, Inc.

Willard A. Johnson, Jr. (A) (N)
Former Managing Partner,
Accenture (Denver)

Donald J. Lothrop (C) (N - Chair)
General Partner,
Delphi Management Partners V, L.L.C.

David M. Thomas
Chairman and Chief Executive Officer,
IMS Health Incorporated

(A) Audit Committee
(C) Compensation Committee
(N) Nominating and Corporate Governance Committee

Executive Officers

Jeffrey H. Margolis
Chairman, Chief Executive Officer and President

Anthony Bellomo
Executive Vice President,
Enterprise Software

Patricia E. Gorman
Executive Vice President,
Business Solutions

John E. Kao
Executive Vice President,
Business Development

Debra A. Brighton
Senior Vice President,
Organizational Effectiveness

Richard M. Fitzgerald
Senior Vice President,
Enterprise Connectivity

James C. Malone
Senior Vice President,
Chief Financial Officer

James J. Sullivan
Senior Vice President,
General Counsel and Secretary

Corporate Information

Corporate Office
The TriZetto Group, Inc.
567 San Nicolas Drive, Suite 360
Newport Beach, CA 92660
949-719-2200

Independent Auditors
Ernst & Young LLP
18111 Von Karman Avenue
Irvine, CA 92612

Corporate Counsel
Stradling Yocca Carlson & Rauth
660 Newport Center Drive, Suite 1600
Newport Beach, CA 92660

Product Information
Information about TriZetto's software products, services and consulting is available on our website at www.trizetto.com or by contacting our Marketing Department at 800-569-1222.

Media Contact
Margie McCarthy, 303-495-7225
margie.mccarthy@trizetto.com

Stockholder Information

Fiscal Year End
December 31

Common Stock
The company's common shares are quoted on the Nasdaq National Market under the symbol TZIX.

Transfer Agent and Registrar
Questions regarding stock transfer requirements or requests for change of address should be directed to:
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204
818-502-1404

Reports to the SEC
Reports filed with the SEC on Forms 10-Q and 10-K are available at no charge upon request to our Investor Relations Department at the Corporate Office address or telephone number listed previously. These reports are also available electronically on the company's website, www.trizetto.com, as well as from the SEC's website at www.sec.gov.

Company News
TriZetto press releases and additional company information are available on our website at www.trizetto.com. You may also register there to be notified by e-mail of upcoming news and announcements, including quarterly results.

Investor Contact
Brad Samson, 949-719-2220
brad.samson@trizetto.com

IMPORTANT NOTICE REGARDING FORWARD-LOOKING STATEMENTS: This report contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future net revenues, profits and financial results, the market for TriZetto's services, future service offerings, industry trends, client and partner relationships, and TriZetto's operational capabilities. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the effectiveness of TriZetto's implementation of its business plan, the market's acceptance of TriZetto's new and existing products and services, the timing of new bookings, risks associated with management of growth, reliance on third parties to supply key components of TriZetto's services, attraction and retention of employees, variability of quarterly operating results, competitive factors, risks associated with acquisitions, changes in demand for third party products or solutions which form the basis of TriZetto's service and product offerings, financial stability of our customers, the ability of TriZetto to meet its contractual obligations, including service level commitments to customers, changes in government laws and regulations and risks associated with rapidly changing technology, as well as the other risks identified in TriZetto's SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting TriZetto's Investor Relations Department at 949-719-2200 or from TriZetto's website at www.trizetto.com. All information in this report is as of April 1, 2004. TriZetto undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.